Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

MICROSEMI CORPORATION,

LLIU100 ACQUISITION CORP.

and

VITESSE SEMICONDUCTOR CORPORATION

Dated as of March 17, 2015

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 17, 2015 (this “Agreement”), among Microsemi Corporation, a Delaware corporation (“Parent”), LLIU100 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Vitesse Semiconductor Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the boards of directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, it is proposed that, upon the terms and subject to the conditions set forth herein, Purchaser make a cash tender offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (shares of Company Common Stock being hereinafter collectively referred to as “Company Shares”) for Five Dollars and Twenty Eight Cents ($5.28) per Company Share (such amount, or any greater amount per Company Share paid pursuant to the Offer, the “Per Share Amount” and such offer, as it may be amended from time to time pursuant to the terms hereof, the “Offer”) net to the holder thereof in cash, on the terms and subject to the conditions of this Agreement and the Offer;

WHEREAS, Parent, Purchaser and the Company acknowledge and agree that as soon as practicable following the Acceptance Time, the Purchaser will be merged with and into the Company, on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Merger to be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer is fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL and (iv) subject to the terms hereof, resolved and agreed to recommend that holders of Company Shares accept the Offer and tender their Company Shares pursuant to the Offer;

WHEREAS, the boards of directors of Parent and Purchaser have each adopted and declared advisable this Agreement and the Merger; and

WHEREAS as a condition and inducement to Parent’s willingness to enter into this Agreement, certain directors and other stockholders of the Company have simultaneously herewith entered into tender and support agreements (the “Support Agreements”) in connection with the Offer and the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

1. Definitions.

1.1 Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any proposal, offer or indication of interest from a Third Party (whether or not in writing) relating to, or that would reasonably be expected to lead to, in one transaction or a series of transactions, (i) any direct or indirect acquisition or purchase (including by any license or lease) by any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of (A) assets (including equity securities of any Company Subsidiary) or businesses that constitute twenty percent (20%) or more of the revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or (B) beneficial ownership of twenty percent (20%) or more of any class of equity securities of the Company or of any Company Subsidiary; (ii) any purchase or sale of, or tender offer or exchange offer for, equity securities of the Company or any Company Subsidiary that, if consummated, would result in any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or any Company Subsidiary; or (iii) any merger, consolidation, business combination, recapitalization, reorganization, dual listed structure, joint venture, share exchange or similar transaction involving the Company or any of the significant Company Subsidiaries, as a result of which the owners of the equity securities of the Company immediately prior to such event own less than 80% of the equity securities of the Company immediately following such event; or (iv) any liquidation or dissolution of the Company, in each case other than the Transactions and transactions otherwise permitted by the terms of Section 6.1.

“Action” means litigation, suit, claim, charge, action, hearing, proceeding, arbitration or mediation.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner” means a person who shall be deemed to be the beneficial owner as determined by Rule 13d-3 of the Exchange Act.

“business day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Certificate of Incorporation” means the restated certificate of incorporation of the Company, as amended to the date of this Agreement.

“Company Bylaws” means the amended and restated bylaws of the Company, as amended to the date of this Agreement.

“Company Intellectual Property” means any and all Intellectual Property used or held for use in the conduct the business of Company or any Company Subsidiary, in the manner currently conducted and as it is currently contemplated to be conducted, including, without limitation, the design, development, manufacture, use, import, sale licensing or other exploitation of Company Products.

“Company Intellectual Property Registrations” means all of the Intellectual Property Registrations owned by, or filed in the name of, the Company or any Company Subsidiary.

“Company RSU” means an award under any of the Company Stock Plans that provides for payment at a future date of one or more shares of Company Common Stock or value derived therefrom, other than a Company Stock Option.

“Company Stock Option” means any option to purchase one or more shares of the Company’s Common Stock granted under any of the Company Stock Plans.

“Company Stock Plans” means any equity incentive plans of the Company, as amended, pursuant to which the Company granted Company Stock Options and Company RSUs (including the Company’s 2015 Incentive Plan, the Company’s 2013 Incentive Plan, the Company’s 2010 Incentive Plan, the Company’s Amended and Restated 2001 Stock Incentive Plan and 1999 International Stock Option Plan).

“Continuing Employees” mean all employees of the Company or any Company Subsidiary who (a) at the Effective Time, continue their employment with the Company or any Company Subsidiary, or (b) remain or become, at the Effective Time, employees of the Company as required by applicable Law.

“Contract” means any legally binding contract, subcontract, agreement, indenture, deed of trust, license, sublicense, note, bond, loan instrument, mortgage, lease, purchase or sales order, concession, franchise, option, insurance policy, benefit plan, guarantee and any similar legally binding undertaking, commitment or pledge.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Copyleft Software” means Open Source Software that is made available to Company by third parties under a license that requires, as a condition to exercising the license, that the source code for the Software be made available. Copyleft Software includes any Software made available to Company by third parties under the GNU General Public License, the GNU Lesser General Public License, or any Creative Commons Sharealike license.

“Copyrights” means any and all U.S. and foreign copyrights, mask works, and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated).

“Customer Licenses” means non-exclusive end user licenses granted to customers of Company or any Company Subsidiary entered into in the ordinary course of business and in substantially the form provided to Parent prior to the date hereof.

“Delaware Law” means the DGCL and any other applicable Law (including common law) of the State of Delaware.

“Environmental Laws” means any Law relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, including the exposure of any individual to Hazardous Substances, (ii) the manufacture, handling, transport, transfer, use, recycling, treatment, storage, investigation, removal, remediation, exposure of others to, distribution or disposal of Hazardous Substances or materials containing Hazardous Substances, (iii) pollution, regulation or protection of the indoor or outdoor environment or natural resources or human health and safety as it relates to environmental protection, including, without limitation, CERCLA, 42 U.S.C. §9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, §§49 U.S.C. App. 1801 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; and the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq. and their state and local counterparts; or (iv) any Laws governing or applicable to any product content including, without limitation, the European Union Directives 2002/96/EC (Waste Electrical and Electronic Equipment Directive) and 2002/95/EC (Restriction on the Use of Hazardous Substances).

“ERISA Affiliate” means any person that, together with the Company or any Company Subsidiary, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“ESPP” means the Company’s Amended and Restated 2011 Employee Stock Purchase Plan.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Excluded Party” shall mean any Person, group of Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) prior to the No-Shop Period Start Date, is, or is reasonably likely to lead to, a Superior Proposal.

“Financing Failure” means a refusal or other failure, for any reason, on the part of any person that has executed the Commitment Letter or any definitive financing document relating to the Financing (including the related credit agreement), or on the part of any other person obligated or expected at any time to provide or release a portion of the Financing, to provide or release a portion of such Financing.

“Financing Source” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the Transactions contemplated hereby, including the parties to the Commitment Letter (other than the Purchaser) and any joinder agreements, credit agreements, indentures (or other definitive documentation) relating thereto, including such parties, together with their affiliates, and the officers, directors, employees, agents, representatives, successors and assigns of the foregoing.

“Governmental Authority” means any (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); or (iv) organization, entity or body or individual exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature (including stock exchanges and any arbitrators or arbitral).

“Hazardous Substances” means (i) those substances defined in or regulated as hazardous or toxic substances, materials or wastes under any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any biological or chemical substance, material or waste regulated or classified as hazardous, toxic, or radioactive by any Governmental Authority of competent jurisdiction pursuant to any Environmental Law.

“Indemnified Person” means each person who is now or was prior to the Effective Time an officer or director of the Company or the Company Subsidiaries and each person who is now or was prior to the Effective Time an officer or director of the Company or the Company Subsidiaries who served as a fiduciary under or with respect to any employee benefit plan of the Company or the Company Subsidiaries (within the meaning of Section 3(3) of ERISA).

“Intellectual Property” means any and all (i) formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (iii) databases and other compilations and collections of data or information (“Databases”); (iv) trademarks, service marks, logos and design marks, and trade dress, together with all goodwill associated with any of the foregoing (“Trademarks”); (v) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”) and (vi) confidential and proprietary information and materials not generally known to the public that that derive independent economic value from not being generally known or readily ascertainable, including

(to the extent maintained as a trade secret) (A) any technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and materials; (B) customer, vendor, and distributor lists, contact and registration information, and correspondence; and (C) any specifications, designs, models, devices, prototypes, schematics and development tools (“Trade Secrets”).

“Intellectual Property Registrations” means all: (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications; (iii) Copyright registrations and applications to register copyrights; (iv) registered mask works and applications to register mask works; (v) Domain Name registrations; and (vi) any other application, certificate, filing, registration or other document issued by, filed with, or recorded by, any private, state, government or other public or quasi-public legal authority in connection with any Intellectual Property Rights.

“Intellectual Property Rights” means any and all rights recognized by any Governmental Authority anywhere in the world in the Intellectual Property, including (i) Patents; (ii) Copyrights; (iii) industrial design rights and registrations thereof and applications therefor; (iv) rights with respect to Trademarks, and all registrations thereof and applications therefor; (v) rights with respect to Domain Names, including registrations thereof and applications therefor; (vi) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any person; and (vii) rights with respect to Databases, including registrations thereof and applications therefor; (viii) all moral and economic rights of authors and inventors, however denominated; and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

“Intervening Event” means a material event relating to the Company or any Company Subsidiary which is (i) neither known to nor reasonably foreseeable by the Company Board as of the Agreement Date and (ii) becomes known to the Company Board prior to the Acceptance Time; provided, however, that in no event shall the following events constitute an Intervening Event: (i) the receipt of an Acquisition Proposal or Superior Proposal; (ii) changes in the industry in which the Company operates; (iii) changes in the general economic or business conditions within the U.S. or other jurisdictions in which the Company has operations; (iv) changes in the market price or trading volume of the Company Shares in and of themselves; (v) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby; or (vi) the fact, in and of itself, that the Company exceeds internal or published projections.

“knowledge of the Company” means the knowledge, as of the date of this Agreement, of any of Christopher R. Gardner, Martin S. McDermut, Martin Nuss, Paul Browne, Mark Gulden, Uday Mudoi or Ronda Grech, including in each case the knowledge that such person would have obtained after reasonable investigation and after familiarizing himself or herself with the terms and conditions of this Agreement (including Article 4) and the Disclosure Schedule. With respect to Patents, the “reasonable conduct of his duties” does not require the Company or either of the individuals named in the previous sentence to conduct, have conducted, obtain, or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Patent clearance searches, and no knowledge of any third-party Patents that would have been revealed by such inquiries, opinions, or searches will be imputed to the Company or any such individual.

“Lien” means any liens, mortgages, encumbrances, pledges, security interests, options, rights of first refusal, or other charges of any kind or nature whatsoever.

“Material Adverse Effect” means any event, occurrence, condition, circumstance, development, state of facts, change, effect (each an “Effect”), individually or when taken together with all other Effects, that is materially adverse to, or has had a material adverse effect on (x) the business, financial condition, assets, properties, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) the Company’s ability to consummate the Offer and the Merger; provided, that with respect to clause (x) above, none of the following Effects shall be taken into account in determining whether there has been a Material Adverse Effect: (i) changes in the industry in which the Company operates; (ii) changes in the general economic or business conditions within the U.S. or other jurisdictions in which the Company has operations; (iii) general changes in the economy or financial markets of the U.S. or any other region outside of the U.S.; (iv) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of terrorism, war, sabotage, national or international calamity, military action or any other similar event or any change, escalation or worsening thereof after the date hereof; (v) any change in GAAP or any change in Laws applicable to the operation of the business of the Company and the Company Subsidiaries; (vi) any Effect, including loss of customers or employees of the Company and the Company Subsidiaries, as a result of the announcement or pendency of the Transactions (for purposes of this clause (vi), the Company shall have the obligation of demonstrating that an Effect should be excluded from the definition of Material Adverse Effect pursuant to this clause (vi)); (vii) any decline in the market price, or change in trading volume, of the capital stock of Company or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period; provided that the underlying causes of such decline, change or failure, may be considered in determining whether there was a Material Adverse Effect; (viii) any actions taken, or failure to take any action, in each case, which Parent or Purchaser has expressly approved, consented to or requested under the terms of this Agreement; and (ix) any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to this Agreement and the transactions contemplated hereby, including allegations of a breach of fiduciary duty or misrepresentation in public disclosure; provided, that an Effect described in any of clauses (i)-(iii) and (v) may be taken into account to the extent the Company and the Company Subsidiaries are disproportionately affected thereby relative to other peers of the Company and the Company Subsidiaries in the same industries in which the Company and the Company Subsidiaries operate.

“Military Specification” means any military or Governmental Authority specification or certification with which each of the Company or the Company Subsidiaries must comply, or status that each of the Company or the Company Subsidiaries must possess, to serve the military market as it is now being served, including, without limitation, ISO-9001/2000, AS9100, MIL-PRF 38534, MIL-PRF 38535, Class B, H and K status, and applicable Qualified Product Lists of the U.S. Government published from time to time by the Defense Supply Center.

“Off-the-Shelf Software Licenses” means a non-exclusive inbound end user license to Company or any Company Subsidiary of generally commercially available Software, with fees of less than $10,000 per year.

“Open Source Software” means Software that is made generally available to Company by third parties under a license that (a) meets the Open Source Definition as promulgated by the Open Source Initiative, (b) meets the Free Software Definition as promulgated by the Free Software Foundation, or (c) any substantially similar license.

“Owned Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights owned by (solely or jointly) the Company or any Company Subsidiary (or that Company or any Company Subsidiary claims or purports to own).

“Patents” means any and all U.S. and foreign patent rights, including without limitation, all (i) patents, (ii) pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, and all patents granted thereon, (iii) all patents-of-addition, reissues, reexaminations, confirmations, re-registrations, invalidations, and extensions or restorations by existing or future extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof, and (iv) all foreign counterparts of any of the foregoing.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association, enterprise, society, estate, firm, joint venture, organization, entity or Governmental Authority.

“Representative” means the directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives of a person.

“SEC” means the Securities and Exchange Commission, or any successor thereto.

“Software” means all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“subsidiary” or “subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Tax” or “Taxes” means all U.S. federal, state, local, non-U.S. and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, customs duties, capital stock, environmental (including taxes under Section 59A of the Code), transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, registration, severance, stamp, occupation, premium, real property, personal property, windfall profits, customs, duties, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges in the nature of a tax, together with any interest, any penalties or additions to tax with respect thereto, whether disputed or not, including any fees or penalties imposed on a person in respect of any information Tax Return made to a Governmental Authority of competent jurisdiction.

“Tax Returns” means all returns and reports, elections, declarations, disclosures, schedules, estimates and information returns, including any schedule or attachment thereto, required to be supplied to a Governmental Authority of competent jurisdiction (or any agent thereof) relating to Taxes.

“Termination Fee” shall mean an amount equal to $13.6 million, except that the “Termination Fee” shall mean an amount equal to $6.8 million if (i) this Agreement is terminated by the Company pursuant to Section 9.1(g) in order to enter into a definitive agreement with respect to a Superior Proposal with an Excluded Party prior to the date that is three (3) full business days prior to the initial Expiration Date or (ii) this Agreement is terminated by Parent pursuant to Section 9.1(e) in a circumstance in which the event giving rise to the right of termination occurred prior to the date that is three (3) full business days prior to the initial Expiration Date and is based on the submission of an Acquisition Proposal by an Excluded Party.

“Third Party” means any person other than the Parent and its subsidiaries (including Purchaser) and the respective Representatives of Parent and its subsidiaries.

“U.S.” means United States of America.

The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2014 Balance Sheet	4.7(c)
Acceptance Time	2.1(f)
Acquisition Agreement	7.3(c)(i)
Additional Offer Period	2.1(d)
Agreement	Preamble
Alternative Financing	7.17(a)
Assumed Option	3.7(a)
Assumed RSU	3.7(c)
Audited Company Financial Statements	4.7(b)
Antitrust Division	7.10(a)
Blue Sky Laws	4.5(b)
Burdensome Action	7.10(b)
Certificate of Merger	3.2
Certificates	3.9(b)
Change in Recommendation	7.3(c)(i)

Defined Term	Location of Definition
Closing Date	3.2
Code	3.10
Commitment Letter	5.4
Company	Preamble
Company Arrangements	4.10(i)
Company Board	Recitals
Company Board Recommendation	7.3(c)(i)
Company Common Stock	Recitals
Company Compensation Committee	4.10(i)
Company Financial Reports	4.7(b)
Company Intellectual Property Contracts	4.14(k)(i)
Company Leased Real Property	4.13(c)
Company Material Contracts	4.17(a)
Company Owned Real Property	4.13(b)
Company Preferred Stock	4.3(a)
Company Products	4.14(o)
Company Related Parties	9.3(e)
Company Required Approvals	4.5(b)
Company Securities	4.3(c)
Company Shares	Recitals
Company Subsidiary	4.1(b)
Confidentiality Agreement	7.2(b)
Contaminants	4.14(p)
Covered Securityholders	4.10(i)
D&O Insurance	7.5(b)
Delaware Courts	10.7
Designated Date	3.7(d)
Designated Superior Proposal	7.3(c)(iii)(A)
Disclosed Employee Arrangements	4.10(c)
Disclosure Schedule	Article 4
Dissenting Company Shares	3.8(a)
DGCL	Recitals
EEOC	4.11(b)
Effective Time	3.2
Employee IP Agreement	4.14(f)
ERISA	4.10(a)
Exchange Ratio	3.7(a)
Expenses	9.3(c)
Expiration Date	2.1(c)
Financing	5.4
Foreign Plans	4.10(j)
Foreign Officials	4.22(a)
FTC	7.10(a)
GAAP	4.7(b)

Defined Term	Location of Definition
Governmental Contracting Parties	7.2(a)
Grant Date	4.3(f)
HSR Act	4.5(b)
Inbound Intellectual Property Contracts	4.14(k)(i)
Indemnification Agreements	7.5(a)
Intentional Breach	Annex A
IRS	4.10(a)
Law	4.5(a)
Merger	Recitals
Merger Closing	3.2
Merger Consideration	3.6(a)
Minimum Condition	2.1(b)
Multiemployer Plan	4.10(b)
Multiple Employer Plan	4.10(b)
New Commitment Letter	7.17(a)
No-Shop Period Start Date	7.3(a)
Notice of Designated Superior Proposal	7.3(c)(iii)(A)
Offer	Recitals
Offer Documents	2.1(g)
Offer to Purchase	2.1(g)
Opinion	4.30
Order	8.1(a)
Outbound Intellectual Property Contracts	4.14(k)(i)
Outside Date	9.1(b)(i)
Parent	Preamble
Parent Common Stock	3.7(a)
Parent Disclosure Schedule	5.5
Parent Plans	7.4(b)
Parent Related Parties	9.3(e)
Paying Agent	3.9(a)
Permits	4.6
Permitted Title Exceptions	4.13(b)
Per Share Amount	Recitals
Plans	4.10(a)
Purchaser	Preamble
Schedule 14D-9	2.2(b)
Schedule TO	2.1(g)
SEC Reports	4.7(a)
SOX	4.7(a)
Superior Proposal	7.3(b)(iii)
Support Agreements	Recitals
Surviving Corporation	3.1
Systems	4.24(a)
Tender Offer Conditions	2.1(b)

Defined Term	Location of Definition
Transactions	4.4(b)
US Plans	4.10(a)

2. The Offer.

2.1 The Offer.

(a) Provided, that this Agreement shall not have terminated in accordance with its terms and provided that none of the events set forth in clause (iii)(a) of Annex A shall have occurred and subject to there being no Order enjoining, restraining or otherwise prohibiting the commencement of the Offer and no Law having been enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, the Company or any subsidiary or affiliate thereof having such effect, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as reasonably practicable, but no later than ten (10) business days (commencing with the first business day after the date of this Agreement), after the date hereof. Following such launch, each of Parent and Purchaser shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof.

(b) The obligation of Purchaser to accept for payment, purchase and pay for any Company Shares tendered pursuant to the Offer (and not validly withdrawn) shall be subject to the satisfaction or waiver pursuant to the terms hereof of (x) the condition (the “Minimum Condition”) that at least that number of Company Shares validly tendered and not withdrawn prior to the expiration date of the Offer (other than Company Shares tendered by guaranteed delivery where actual delivery has not occurred), when added to any Company Shares already owned by Parent or any of its controlled subsidiaries, if any, equal a majority of the sum of the then outstanding Company Shares plus (without duplication) a number equal to the number of Company Shares issuable upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Common Shares, or other rights to acquire or be issued Common Shares (including then outstanding Company Stock Options and Company RSUs, assuming the effectiveness thereof occurred on the Expiration Date), in each case, with an exercise or conversion price below the Per Share Amount and (y) the other conditions set forth in Annex A hereto (the conditions described in clauses (x) and (y) are collectively referred to as the “Tender Offer Conditions”). Purchaser expressly reserves the right (but shall not be obligated) at any time or from time to time, in its sole discretion, to amend or waive any such condition (other than the Minimum Condition which may not be amended or waived), to increase the price per Company Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, that without the prior written consent of the Company no change may be made that decreases the Per Share Amount (except as provided in Section 2.1(h)), changes the form of consideration payable in the Offer, adds to the conditions to the Offer, decreases the number of Company Shares sought to be purchased in the Offer, extends the Offer other than in a manner pursuant to and in accordance with the terms of this Section 2.1 or modifies or amends any condition to the Offer in any manner that broadens such conditions or is adverse to the holders of Company Shares.

(c) Subject to the terms and conditions thereof, the Offer shall remain open until midnight, New York City time, at the end of the twentieth (20th) business day beginning with (and including) the date that the Offer is commenced (determined in accordance with Rule 14d-1(g)(3) under the Exchange Act) (the “Expiration Date”), unless the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, the provisions of this Section 2.1 or as required by applicable Laws or the interpretations of the SEC (in which event the term “Expiration Date” shall mean the latest time and date as the Offer, as so extended, may expire).

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, unless this Agreement shall have been terminated in accordance with Section 9.1, (i) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Stock Market that is applicable to the Offer and (ii) if, on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser shall extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Date or such subsequent date for successive extension periods of up to 10 business days each (each such extension period, an “Additional Offer Period”); provided, however, that notwithstanding the foregoing clauses (i) and (ii) of this Section 2.1(d), (A) if any of the events set forth in clause (iii)(a) of Annex A shall have occurred on or before the initial Expiration Date or the end of any Additional Offer Period, in no event shall Purchaser be required to extend the Offer beyond the initial Expiration Date or end of such Additional Offer Period, as applicable; (B) if, at the initial Expiration Date or the end of any Additional Offer Period, all of the Tender Offer Conditions, except for the Minimum Condition, are satisfied or have been waived, Purchaser shall only be required to extend the Offer and its expiration date beyond the initial Expiration Date or such subsequent date for one or more additional periods not to exceed an aggregate of 20 business days, to permit the Minimum Condition to be satisfied; and (C) in no event shall Purchaser be required to extend the Offer beyond the Outside Date; provided further, that the foregoing clauses (i) and (ii) of this Section 2.1(d) shall not be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement pursuant to Section 9.1.

(e) In the event that this Agreement is terminated pursuant to Section 9.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within twenty four (24) hours of such termination), irrevocably and unconditionally terminate the Offer.

(f) The Per Share Amount shall, subject to applicable withholding of Taxes, be net to the applicable seller in cash, upon the terms and subject to the conditions of the Offer. Subject to the terms and conditions of this Agreement, Purchaser or Parent on Purchaser’s behalf shall accept for payment and pay for all Company Shares validly tendered and not withdrawn promptly following the expiration of the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment or pay for any Company Shares if, as a result, Purchaser would acquire less than the number of Company

Shares necessary to satisfy the Minimum Condition. The time at which Purchaser first accepts for payment the Company Shares tendered in the Offer is referred to as the “Acceptance Time”. If payment of the Per Share Amount is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing Company Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Per Share Amount to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Purchaser that such Taxes either have been paid or are not applicable.

(g) As promptly as reasonably practicable on the date of commencement of the Offer, Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO shall contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”) and form of the related letter of transmittal and any other ancillary documents pursuant to which the Offer will be made (the Schedule TO, the Offer to Purchase and such other documents, together with all exhibits, supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Purchaser shall use its reasonable best efforts to cause the Offer Documents to be disseminated to holders of Company Shares in all material respects to the extent required by applicable federal securities laws. Parent and Purchaser shall use their respective reasonable best efforts to cause the Offer Documents to comply in all material respects with the applicable requirements of federal securities laws. Parent, Purchaser and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents that shall have become false or misleading in any material respect, and Parent and Purchaser further agree to use reasonable best efforts to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Company Shares, in each case in all material respects as required by applicable federal securities laws. The Company shall promptly furnish to Purchaser or Parent all information concerning the Company that is required or reasonably requested by Purchaser or Parent in connection with their obligations relating to the Offer Documents or any action contemplated by this Section 2.1(g). Parent and Purchaser shall give the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO before it is filed with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by Company and its counsel. In addition, Parent and Purchaser agree to (i) provide the Company and its counsel in writing with any written comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, (ii) use reasonable best efforts to provide a reasonably detailed description of any oral comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, and (iii) unless there has been a Change of Recommendation, provide the Company and its counsel reasonable opportunity to review and comment on any written or oral response to such comments or any proposed amendment to the Offer Documents prior to the filing thereof with the SEC.

(h) If, between the date of this Agreement and the Acceptance Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, then the Per Share Amount applicable to such Company Share shall be adjusted to the extent appropriate.

(i) Notwithstanding anything to the contrary set forth in Section 2.1(d), if, at any Expiration Date, all of the Tender Offer Conditions (including the Minimum Condition) shall have been satisfied or have been waived, but (i) there exists an uncured Financing Failure and (ii) such Financing Failure impedes the ability of Parent or Purchaser to accept Company Shares for payment in the Offer, then Purchaser shall be permitted to extend the Offer for one (1) or more successive periods as determined by Purchaser of up to ten (10) business days each (or any longer period as may be requested by Purchaser and approved in advance by the Company) until the Outside Date in order to permit such Financing Failure to be cured; provided, however, that notwithstanding any other provision of this Agreement, in the event Purchaser elects to extend the Offer pursuant to and in accordance with this Section 2.1(i), then each of Parent and Purchaser shall be deemed to have irrevocably waived all of the Tender Offer Conditions (other than the Tender Offer Condition contemplated by clause (iii)(e) of Annex A, which shall remain in full force and effect) and its right to terminate this Agreement pursuant to Sections 9.1(b)(i), 9.1(b)(ii), 9.1(b)(iii), 9.1(c) (as it relates to the Tender Offer Condition contemplated by clause (iii)(d) of Annex A, but not as it relates to the Tender Offer Condition contemplated by clause (iii)(e) of Annex A), or 9.1(d) (it being acknowledged and agreed that, (A) notwithstanding such irrevocable waiver, without the prior written consent of the Company, neither Parent nor Purchaser shall be permitted to accept for payment (or pay for) any Company Shares that are tendered in the Offer unless the Minimum Condition is satisfied at such time, (B) during any extension of the Offer pursuant to this Section 2.1(i), the Company shall not exercise any remedies against Parent or Purchaser for failure to accept for payment (or pay for) any Company Shares that are tendered in the Offer, and (C) if for any reason other than a failure of the Tender Offer Condition contemplated by clause (iii)(e) of Annex A, Purchaser does not accept for payment (and pay for) all Company Shares validly tendered in the Offer and not properly withdrawn at the expiration of such successive period(s), then Parent and Purchaser shall be deemed to be in breach of this Agreement).

2.2 Company Action.

(a) The Company hereby consents to and approves the Offer pursuant to the terms of this Agreement. The Company hereby further consents to the inclusion in the Offer Documents of such approval and of the determination and recommendation of the Company Board described in Section 4.4(b). The Company shall not withdraw or modify such recommendation in any manner adverse to Purchaser or Parent except as provided in Section 7.3(c).

(b) Promptly following the filing of the Schedule TO by Purchaser, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, except as provided in Section 7.3(c), the recommendation of the Company Board described in Section 4.4(b). The Company shall use its reasonable best efforts to cause the Schedule 14D-9 to be filed with the SEC on the same day as the Schedule TO shall be filed with the SEC. The Company shall promptly mail the Schedule 14D-9 to the holders of Company Shares together with the Offer Documents and shall use its reasonable best efforts to cause the Offer Documents to be disseminated in all material respects as required by applicable federal securities laws. The Company shall also include a notice, in compliance with Section 251(h) and Section 262 of the DGCL, of appraisal rights in connection with the Merger under the DGCL. The Company shall use its reasonable best efforts to cause the Schedule 14D-9 to comply in all material respects with the applicable requirements of federal securities laws. The Company, Parent and Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 that shall have become false or misleading in any material respect, and the Company further agrees to use its reasonable best efforts to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Company Shares, in each case in all material respects as required by applicable federal securities laws. Parent or Purchaser shall promptly furnish to the Company all information concerning Parent and Purchaser that is required or reasonably requested by the Company in connection with its obligations relating to the Schedule 14D-9. The Company shall give Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to (i) provide Parent, Purchaser and their counsel in writing with any written comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, (ii) use reasonable best efforts to provide Parent, Purchaser and their counsel a reasonably detailed description of any oral comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and (iii) unless there has been a Change of Recommendation, provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any written or oral response to such comments or any proposed amendment to the Schedule 14D-9 prior to the filing thereof with the SEC.

(c) In connection with the Offer, the Company shall promptly furnish or cause to be furnished (including by instructing its transfer agent to promptly furnish) to Purchaser mailing labels containing the names and addresses of all record holders of Company Shares and with security position listings of Company Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Company Shares. The Company shall use its reasonable best efforts to promptly furnish or cause to be furnished to Purchaser such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Company Shares as Parent or Purchaser may reasonably request. Subject to the requirements of Law, including applicable stock exchange rules, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall hold in confidence the information contained in such labels, listings and files and shall use such information only in connection with the Transactions. If the Offer is terminated or if this Agreement shall be terminated, Purchaser and Parent will promptly deliver and cause their Representatives to deliver to the Company (and delete electronic copies of) all copies, summaries and extracts of such information then in their possession or control.

3. The Merger.

3.1 The Merger. Upon the terms and subject to the conditions set forth in Section 8.1, and in accordance with the DGCL, at the Effective Time Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall be effected pursuant to Section 251(h) of the DGCL and shall have the effects set forth in the applicable provisions of the DGCL.

3.2 Effective Time; Closing. Upon the terms and conditions set forth herein, the closing of the Merger (the “Merger Closing”) will take place (a) at the offices of O’Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, California, as soon as practicable following the Acceptance Time or (b) at such other time, date or place as is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Closing Date.” Subject to the terms and conditions set forth herein, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and simultaneously with the Closing shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware (the date and time of such filing, or such later time as shall be agreed by Parent and the Company and specified in such filing, being the “Effective Time”). Notwithstanding anything to the contrary set forth in this Agreement, if (i) there exists an uncured Financing Failure on any scheduled Closing Date, (ii) such Financing Failure impedes the ability of Parent or Purchaser to obtain the Financing and pay for Company Shares in the Merger, and (iii) each of the conditions set forth in Article 8 shall otherwise have been satisfied or waived, then Purchaser shall be permitted to delay the Closing Date and the Effective Time for a period of up to forty-five (45) business days to permit such Financing Failure to be cured; provided, however, that notwithstanding any other provision of this Agreement, in the event Purchaser elects to delay the Closing Date pursuant to and in accordance with this Section 3.2, then each of Parent and Purchaser shall be deemed to have irrevocably waived all of the conditions set forth in Section 8.1.

3.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

3.4 Certificate of Incorporation; Bylaws

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to conform to the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended as provided by law and such Certificate of Incorporation; provided, that such Certificate of Incorporation shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 7.5 hereof and Article I of the Certificate of Incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is Microsemi Communications, Inc..”

(b) Unless otherwise determined by Parent prior to the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated at the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws; provided, that such Bylaws shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 7.5 hereof.

3.5 Directors and Officers. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and, except as determined by Parent or Purchaser prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

3.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

(a) Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Company Shares to be canceled pursuant to Section 3.6(b) and any Dissenting Company Shares) shall be canceled and shall be converted automatically into the right to receive an amount in cash, without interest, equal to the Per Share Amount (the “Merger Consideration”) payable to the holder of such Company Share, upon surrender, in the manner provided in Section 3.9. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be adjusted to the extent appropriate (taking into account any prior adjustments pursuant to Section 2.1(h), for all purposes of this Article 3.

(b) Each Company Share held in the treasury of the Company and each Company Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made and no consideration of any kind shall be delivered with respect thereto.

(c) Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

3.7 Company Stock Options; Company RSUs; ESPP.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company Stock Options, each Company Stock Option (excluding the Company Stock Options described in Section 3.7(b) below) that is then outstanding, whether vested or unvested, will be assumed by Parent (each, an “Assumed Option”). Each Assumed Option will continue to have, and be subject to, the same terms and conditions of such option immediately prior to the Effective Time, including the applicable vesting restrictions, except for administrative changes, including a transfer to Parent’s designated stock administration provider, that are not adverse to the holder of the Assumed Option or to which the holder consents and except that (i) each Assumed Option will be exercisable for a number of shares of common stock of Parent (the “Parent Common Stock”) equal to the product of the number of shares of Company Common Stock that would be issuable upon exercise of the Assumed Option immediately prior to the Effective Time multiplied by a quotient obtained by dividing (A) the Merger Consideration by (B) the average closing price of Parent Common Stock on the Nasdaq Stock Market LLC for the five trading days immediately preceding (but not including) the Effective Time (the “Exchange Ratio”), rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the Parent Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing the per share exercise price for such Assumed Option immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, and (iii) all references to the “Company” in the applicable Company Stock Plans and the stock option agreements will be references to Parent. It is the intention of the parties that each Company Stock Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Stock Option qualified as an incentive stock option prior to the Effective Time. It is intended that the assumption of the Assumed Options by Parent shall comply with Sections 409A and 424 of the Code and this Section 3.7(a) shall be construed consistent with such intent.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company Stock Options, each Company Stock Option that is then outstanding, whether vested or unvested, that (i) has an exercise price per share of Company Common Stock subject to the Company Stock Option greater than eight dollars and twenty cents ($8.20), or (ii) was granted pursuant to the Restated 2001 Stock Incentive Plan, has an exercise price per share of Company Common Stock subject to the Company Stock Option less than or equal to eight dollars and twenty cents ($8.20), and the holder thereof has not consented to the assumption by Parent of such Company Stock Option on the terms set forth in Section 3.7(a), shall in each such case be cancelled; and (x) in the case of a Company Stock Option referred to in clause (i) above, the holder of such Company Stock Option shall not be entitled to any payment with respect thereto or in respect thereof, (y) in the case of a Company Stock Option referred to in clause (ii) above with a per-share exercise price that is less than the Merger Consideration, the holder of such Company Stock Option shall be entitled to a cash payment equal to (1) the total number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (2) the amount by which the Merger Consideration exceeds the per-share exercise price of such Company Stock Option, or (z) in the case of a Company Stock Option referred to in clause (ii) above with a per-share exercise price that is equal to or greater than the Merger Consideration, the holder of such Company Stock Option shall not be entitled to any payment with respect thereto or in respect thereof.

(c) Effective as of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holders of Company RSUs, each Company RSU that is then outstanding will be assumed by Parent (each, an “Assumed RSU”). Each Assumed RSU will continue to have, and be subject to, the same terms and conditions of such Company RSU immediately prior to the Effective Time, including the applicable vesting restrictions, except for administrative changes that are not adverse to the holder of the Assumed RSU or to which the holder consents and except that (i) each Company RSU shall cover a number of shares of Parent Common Stock equal to the product of the number of Company Shares that are subject to the Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Company Stock and (ii) all references to the “Company” in the applicable Company Stock Plans and restricted stock unit agreements will be references to Parent.

(d) Any offering period underway immediately prior to the Effective Time under the ESPP, and the rights of each participant in the ESPP with respect to such offering period, shall be cancelled upon the Effective Time (any such period, a “Shortened Offering Period”), and each active participant in such Shortened Offering Period at the Effective Time shall receive (i) a refund in cash of the amount of such participant’s accumulated payroll contributions to the ESPP with respect to such Shortened Offering Period, and (ii) for each share of Company Common Stock such participant would have been entitled to purchase under the ESPP for the Shortened Offering Period (taking into account the participant’s accumulated payroll contributions through the Effective Time, and assuming that such participant was permitted to purchase shares of Company Common Stock under the ESPP at the Effective Time for the Shortened Offering Period), a cash payment equal to (x) the Merger Consideration, less (y) the per-share purchase price for a share of Company Common Stock under the ESPP for the Shortened Offering Period, subject to all applicable income and employment withholding Taxes. After the date of this Agreement, no new participants shall be permitted to enroll in the ESPP, no participant may increase the rate of his or her participation in the ESPP from the level in effect on the date of this Agreement, and no new offering or purchase period shall commence under the ESPP. The actions described in this Section 3.7(d) will be conditioned upon the consummation of the Merger.

(e) Prior to the Acceptance Date, the Company shall provide notice (in a form reasonably satisfactory to Parent) to each holder of an outstanding award granted pursuant to any Company Stock Plan, as well as each participant in the ESPP, describing the treatment of such award in accordance with this Section 3.7. Prior to the Effective Time, the Company shall take (or cause there to be taken, as the case may be) such actions, shall obtain such consents, adopt (or cause there to be adopted) any amendments of any Company Stock Plan and any awards thereunder, and adopt (or cause there to be adopted) any amendments of the ESPP and any purchase rights thereunder, as may be necessary to effect the transactions contemplated by this Section 3.7.

(f) Parent shall prepare and file with the SEC a registration statement on Form S-8 (to the extent available) with respect to the Parent Common Stock subject to the Assumed Options and Assumed RSUs and shall use its commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable, but in no event later than twenty (20) business days, following the Effective Time.

3.8 Dissenting Shares.

(a) Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by the stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such Company Stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by the stockholders of the Company who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Shares in the manner provided in Section 3.9.

(b) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares.

3.9 Surrender of Company Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Purchaser shall designate a bank or trust company to act as paying agent (the “Paying Agent”) for the payment of funds to which holders of Company Shares shall become entitled pursuant to Section 3.6(a). Promptly after the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate amount payable pursuant to Section 3.6(a). In the event the amounts deposited with the Paying Agent shall be insufficient to make all such Payments, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the deficiency in the amount of funds required to make such payments. The Paying Agent shall make payment of the funds to holders of Company Shares in accordance with this Section 3.9. Such funds shall be invested by the Paying Agent as directed by Parent or (after the Effective Time) the Surviving Corporation, and any and all interest earned on the funds shall be paid by the Paying Agent to Parent or (after the Effective Time) the Surviving Corporation. The Surviving Corporation shall bear and pay all charges and expenses, including those of Paying Agent, incurred in connection with the payment of funds to holders of Company Shares.

(b) Promptly after the Effective Time, Parent and the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Company Shares entitled to receive the Merger Consideration pursuant to Section 3.6(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Company Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to promptly receive in exchange therefor the Merger Consideration for each Company Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. The Merger Consideration paid in accordance with this Agreement upon the surrender for exchange of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares theretofore represented by such Certificates.

(c) At any time following the ninth month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Company Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation and Parent (subject to applicable abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Company Share for any Merger Consideration properly delivered in respect of such Company Share to a public official pursuant to any abandoned property, escheat or other similar law.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided herein or by applicable law.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against claims that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, pursuant to this Agreement.

3.10 Withholding Rights. Each of Purchaser, Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to Article 2 or 3 of this Agreement to any holder of Company Shares, Company RSUs and Company Stock Options such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld, and paid over to the appropriate Government Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares, Company RSUs and Company Stock Options in respect of which such deduction and withholding was made. Except for such withholding rights, such holder is solely responsible for any and all liabilities or obligations of such holder for Taxes that may arise with respect to the payment of such consideration pursuant to this Agreement.

(a) Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (ii) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

4. Representations and Warranties of the Company.

Except (a) as disclosed in a document of even date herewith delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement and referring by section or sub-section number to the representations and warranties in this Agreement (the “Disclosure Schedule”) (provided that an item disclosed in any Section shall be deemed to have been disclosed for each other Section of this Agreement to the extent the relevance of such disclosure to such other section of this Agreement is reasonably apparent to an independent reader without the need to refer to any other document) and (b) except as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 or the Company’s definitive Proxy Statement on Schedule 14A for the annual meeting convened on February 26, 2015, in each case as filed with the SEC prior to the date of this Agreement (other than any disclosures contained under the captions “Risk Factors” and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), the Company hereby represents and warrants to Parent and Purchaser as follows:

4.1 Organization and Qualification; Company Subsidiaries.

(a) The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have, or would not be reasonably likely to have, a Material Adverse Effect.

(b) Section 4.1(b) of the Disclosure Schedule contains a complete and accurate list of the name, and jurisdiction of organization of each subsidiary of the Company (each a “Company Subsidiary”). Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure, individually or in the aggregate, would not have, or would be reasonably likely to have, a Material Adverse Effect.

(c) The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

4.2 Certificate of Incorporation and Bylaws. The Company has heretofore made available to Purchaser a complete and correct copy of the Certificate of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each material Company Subsidiary. Such Certificate of Incorporation, Bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Certificate of Incorporation, Bylaws or equivalent organizational documents.

4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 250,000,000 Company Shares, par value $.01 each and 10,000,000 shares of preferred stock, par value of $.01 each (“Company Preferred Stock”).

(b) As of March 13, 2015,

(i) 69,210,370 Company Shares were issued and outstanding, none of which are unvested:

(ii) no Company Shares were held in the treasury of the Company;

(iii) no Company Shares were held by any Company Subsidiary;

(iv) 3,385,306 Company Shares were subject to outstanding Company Stock Options, of which Company Stock Options to purchase 1,862,607 shares of Company Common Stock were exercisable;

(v) 3,233,651 Company RSUs were outstanding;

(vi) 2,535,505 Company Shares were authorized for issuance pursuant to the ESPP, of which a maximum of 430,000 Company Shares will be issued with respect to the purchase period in effect under the ESPP on the date of this Agreement (based on the current terms of the ESPP and expected ESPP contributions for such period);

(vii) no shares of Company Preferred Stock were issued or outstanding; and

(viii) all outstanding Company Shares are validly issued, fully paid and non-assessable and are issued free of any preemptive rights.

(c) Except as set forth above and except for changes since March 13, 2015 resulting from the exercise of Company Stock Options or vesting of Company RSUs outstanding on such date, there are no outstanding (i) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, (ii) shares of capital stock of or other voting securities or ownership interests in the Company or any Company Subsidiary, or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”).

(d) All Company Shares subject to issuance, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights. There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any Company Subsidiary.

(e) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any capital stock of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person, other than Tax withholdings and exercise price settlements upon the exercise of Company Stock Options or vesting of Company RSUs. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights.

(f) Section 4.3(f) of the Disclosure Schedule sets forth a listing of (i) all equity plans of the Company (including all Company Stock Plans); (ii) all outstanding Company Stock Options and Company RSUs, as of March 13, 2015; (iii) the date of grant and name of holder of each Company Stock Option and Company RSU and the vesting schedule thereof; (iv) with respect to each such award, the portion of which that is vested as of March 13, 2015 and if applicable, the exercise price or repurchase price therefor, (v) the date upon which each Company Stock Option would normally be expected to expire absent termination of employment or other acceleration, and (vi) with respect to Company Stock Options, whether or not such Company Stock Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. Each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents. The ESPP was duly authorized prior to the date any award or right was granted thereunder by all necessary corporate action, including, as applicable, approval by the Company Board and shareholder approval by the necessary number of votes or written consents. Each Company Stock Option and each Company RSU was granted in accordance with the terms of the applicable Company Stock Plan and all other applicable Law, and the per share exercise price of each Company Stock Option was not less than the fair market value of a Company Share on the applicable Grant Date. Each award or right granted under the ESPP was granted in accordance with the terms of the ESPP and all other applicable Law. No Company Stock Option or Company RSU is, has been or would be subject to any tax, penalty or interest under Section 409A of the Code. No award has been granted, or is currently outstanding, under any Company Stock Plan other than the Company Stock Options and the Company RSUs. No Company Stock Option or Company RSU has been granted, or is currently outstanding, other than Company Stock Options and Company RSUs granted under the Company Stock Plans. The Company has no obligations under or with respect to the ESPP other than as to rights outstanding under and in accordance with the ESPP as to the purchase period in effect thereunder as of the date of this Agreement.

4.4 Authority Relative to this Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, assuming that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (assuming that Merger is consummated in accordance with Section

251(h) of the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company Board, at a meeting duly called and held on March 16, 2015, at which all of the directors of the Company were present, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger (collectively, the “Transactions”), are advisable, fair to, and in the best interests of the Company and holders of Company Shares, (ii) based on written representations and warranties made by Parent and Purchaser, determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203(c) of the DGCL; (iii) adopted this Agreement and the Transactions (such adoption having been made in accordance with the DGCL; (iv) recommended that the holders of Company Shares accept the Offer and tender Company Shares pursuant to the Offer and (v) resolving that this Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time. Assuming the representations and warranties set forth in Section 5.7 are true and correct, such resolutions are sufficient to render inapplicable to Parent and Purchaser and this Agreement, the Offer, the Merger or any other Transaction, and the Tender Agreement and the transactions contemplated thereby, the provisions of Section 203 of the DGCL to the extent, if any, such section would otherwise be applicable to this Agreement, the Offer, the Merger or any other Transaction, or the Support Agreement or the transactions contemplated thereby, and no other state takeover statute or similar statute or regulation, and no analogous provision in the Certificate of Incorporation or the Company Bylaws, applies to the Company with respect to this Agreement, the Offer, the Merger or any other Transaction, or the Support Agreement, or the transactions contemplated thereby. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect with respect to the Company or any Company Subsidiary to which the Company or any of the Company Subsidiaries is a party or otherwise bound.

4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company or any Company Subsidiary, (ii) subject to obtaining the Company Required Approvals, conflict with or violate any U.S. or non-U.S. law (statutory, common or otherwise), including any statute, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of a Governmental Authority of competent jurisdiction (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) subject to obtaining the consents that are required to be listed in Section 4.5(b) of the Disclosure Schedule, result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or (except with respect to Company Stock Options, Company RSU’s and the ESPP in connection with the treatment of such awards under Section 3.7 of this Agreement) give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, or result in the loss of a material benefit under any Company Material Contract or material Permit to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of any of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to (x) prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority of competent jurisdiction, except (i) for (w) the filing of the Schedule 14D-9 with the SEC, (x) applicable requirements, if any, of the Exchange Act and state securities or “blue sky” laws (“Blue Sky Laws”), (y) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and similar requirements in foreign countries regarding antitrust or competition matters, and (z) filing of a Certificate of Merger in appropriate form as required by the DGCL (collectively, the “Company Required Approvals”), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to (x) prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Material Adverse Effect.

4.6 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, certifications, approvals and orders of any Governmental Authority of competent jurisdiction, including with respect to any Environmental Laws, necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, and there have occurred no defaults under, violations of, or events giving rise to a right of termination, amendment or cancellation of any such Permits (with or without notice, the lapse of time or both), except where the failure to have, or the suspension or cancellation of any of the Permits, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is, and neither the Company nor any Company Subsidiary since January 1, 2011 has been, in conflict with, or in default, breach or violation of, (i) any Law or Military Specification applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (ii) any Company Material Contract or material Permit to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, would not reasonably be expected to (x) prevent or delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Authority of competent jurisdiction alleging that it is not in compliance in all material respects with any Law or Military Specification.

4.7 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports and other documents required to be filed by it with the SEC since January 1, 2011 (such documents filed since January 1, 2011, and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereof, the “SEC Reports”). Each SEC Report (x) complied, or if filed subsequent to the date of the Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (y) did not, at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment), contain, or if filed after the date hereof at the time of the filing will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary has been or is required to file any form, report or other document with the SEC.

(b) Each of the audited consolidated financial statements contained in the SEC Reports (collectively, the “Audited Company Financial Statements”) (A) have been, or will be, as the case may be, prepared from and in accordance with and accurately reflect the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (B) complied, or will comply, as the case may be, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and published rules and regulations of the SEC with respect thereto, (C) was, or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (D) fairly presents, or will fairly present, as the case may be, in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal and recurring year-end adjustments). The unaudited financial information contained in the SEC Reports (such unaudited financial information together with the Audited Company Financial Statements, the “Company Financial Reports”) (A) has been prepared from and in accordance with and accurately reflect the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (B) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as noted therein and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), and (C) fairly presents, in all material respects the consolidated financial position and results of operations of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject to normal and recurring year-end adjustments).

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as at December 31, 2014, including the notes thereto (the “2014 Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of a nature required by GAAP to be disclosed on a consolidated balance sheet of the Company, except for (x) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the 2014 Balance Sheet that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (y) liabilities and obligations incurred in connection with the transactions contemplated hereby or as required by this Agreement.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the SEC Reports, and the statements contained in such certifications are true and correct. For purposes of this Section 4.7(d) “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The Company is in compliance in all material respects with SOX.

(e) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other of the SEC Reports.

(f) The Company maintains a system of internal controls over financial reporting and accounting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization;

and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(h) The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended September 30, 2014, and such assessment concluded that such controls were effective. The Company has disclosed to the Company’s outside auditors and the audit committee of the Company (and made copies of such disclosures available to Parent) (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and (C) any written claim or allegation of any of the foregoing. The Company has not received from its independent auditors any oral or written notification of a (i) “reportable condition” or (ii) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.

(i) The Company has furnished or made available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2011, relating to the Company’s SEC Reports and all responses of the Company thereto. There are no outstanding unresolved issues with respect to the Company or the SEC Reports noted in comment letters or other correspondence received by the Company or its attorneys from the SEC, and there are no pending (i) formal or, to the knowledge of the Company, informal investigations of the Company by the SEC or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board. To the knowledge of the Company, since January 1, 2011, there has been no material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. To the knowledge of the Company, since January 1, 2011, no current or former attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(j) To the knowledge of the Company, no employee of the Company or any of the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of SOX.

(k) The Company has heretofore furnished or made available to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all Contracts, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

4.8 Absence of Certain Changes or Events. Since the date of the 2014 Balance Sheet through the date of this Agreement, except as contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course consistent with past practice. Since the date of the 2014 Balance Sheet (i) there has not been any event, condition, circumstance, development, change or effect, having, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) none of the Company or any of the Company Subsidiaries has taken any action that if taken between the date hereof and the Effective Time would constitute a material breach of Section 6.1 (other than 6.1(b), 6.1(g), 6.1(l), 6.1(n) - 6.1(p), 6.1(q), 6.1(r)).

4.9 Absence of Litigation. There is (i) no Action pending, or (ii) to the knowledge of the Company, no inquiry or investigation pending or Action threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary that, in each case, (A) would reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Transactions or (B) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any consent decree, settlement agreement or similar written agreement between the Company and any Governmental Authority of competent jurisdiction that is materially adverse to the Company, or any Order of any Governmental Authority of competent jurisdiction, in each case, that would reasonably be expected to (x) prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or (y) have a Company Material Adverse Effect.

4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Disclosure Schedule lists all Plans. The “Plans” shall mean: (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination or severance Contracts to which the Company or any ERISA Affiliate is a party (except for offer letters that provide for employment that is terminable at will and without material cost or liability to the Company or any Company Subsidiary), with respect to which the Company or any ERISA Affiliate has or could have any material obligation or that are maintained, contributed to or sponsored by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer or director of the Company or any ERISA Affiliate, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any material consulting contracts, arrangements or understandings between the Company or any Company Subsidiary and any natural person consultant of the Company or any Company Subsidiary (all Plans, excluding Plans not subject to U.S. Law, the “US Plans”). The Company has made available to Purchaser a true and complete copy of each Plan and has made available to Purchaser a true and complete copy of each material document, if any, prepared in connection with each such Plan (except for individual written Company Stock Option and Company RSU agreements, in which case only forms of such agreements have been made available, unless such individual agreements materially differ from such forms), including as applicable (i) a copy of each trust or other funding arrangement, (ii) each most recent summary plan description and summary of material modifications, (iii) annual reports on Internal Revenue Service (“IRS”) Form 5500 for the most recent three (3) plan years, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan. There are no oral Plans. Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the ordinary course of business, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.

(b) None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer Plan”), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or a plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(c) None of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any Company Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any Transaction, or (iii) obligates the Company or any Company Subsidiary to make any payment or provide any benefit in connection with a “change in ownership or effective control”, within the meaning of such term under Section 280G of the Code, or in connection with an event directly or indirectly related to such a change. None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state law. There is no contract, plan or arrangement covering any current or former director, employee, or consultant of the Company that, individually or collectively, could give rise to any payment or benefit as a result of the transactions contemplated by this Agreement. Except as provided in this Agreement, the execution of this Agreement and the consummation of the Transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any Person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Plan, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Plan, or (iii) trigger any obligation to fund any Plan. No current or former director, employee, or consultant of the Company is entitled to receive a gross-up payment from the Company with respect to any Taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise. The contracts, plans and arrangements disclosed in Section 4.10(c) of the Disclosure Schedule are referred to herein as the “Disclosed Employee Arrangements.”

(d) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. The Company and the Company Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the knowledge of the Company, there is no material default or material violation by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than routine claims for benefits in the ordinary course of business) and to the knowledge of the Company, no fact or event exists that is reasonably likely to give rise to any such Action.

(e) Each US Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination, notification or advisory letter from the IRS covering all of the provisions applicable to the US Plan for which such letters are currently available that the US Plan is so qualified, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan, and each trust established in connection with any US Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan. No Company capital stock is used as a funding vehicle or otherwise permitted as an investment option with respect to any US Plan that is intended to be qualified under Section 401(a) of the Code.

(f) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any US Plan. Neither the Company nor any ERISA Affiliate has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and, to the knowledge of the Company, no fact or event exists that could give rise to any such liability. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS, the United States Department of Labor, or other Governmental Authority of competent jurisdiction with respect to any Plan.

(g) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates, except as would not result in material liability to the Company or any Company Subsidiary. All such contributions are or were fully deductible for federal income tax purposes in all material respects and no such deduction has been challenged or disallowed by any Governmental Authority of competent jurisdiction and, to the knowledge of the Company, no fact or event exists that could be expected to give rise to any such challenge or disallowance, in each case, except as would not result in material liability to the Company or any Company Subsidiary.

(h) With respect to each Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (1) such plan has been operated since January 1, 2005 in material compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any tax, interest or penalty thereunder; (2) the document or documents that evidence each such plan have conformed in all material respects to the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code since December 31, 2008; and (3) as to any such plan in existence prior to January 1, 2005 and not subject to Section 409A of the Code, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

(i) The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company and the Company Subsidiaries or pursuant to other arrangements with the Company and the Company Subsidiaries, including the Plans, to holders of Company Common Stock and other securities of the Company (the “Covered Securityholders”) (with all such plans and arrangements being collectively referred to as the “Company Arrangements”). All such amounts payable under the Company Arrangements (i) have been or are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) were not, and are not, calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The adoption, approval, amendment or modification of each Company Arrangement has been approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d–10(d)(2) under the Exchange Act and the instructions thereto and the “safe harbor” provided pursuant to Rule 14d–10(d)(2) is otherwise applicable thereto as a result of the taking prior to the execution of this Agreement of all necessary actions by the Company Board, the Compensation Committee of the Company Board (the “Company Compensation Committee”) or its independent directors. A true and complete copy of any resolutions of any committee of the Company Board reflecting any approvals and actions referred to in the preceding sentence and taken prior to the date of this Agreement has been made available to Parent prior to the execution of this Agreement.

(j) Except as would not be material, with respect to each Plan that is not a U.S. Plan (the “Foreign Plans”): (A) such Foreign Plan complies with all applicable Laws; (B) if a Foreign Plan is intended to qualify for special Tax treatment, such plan meets all requirements for such treatment; (C) if required under applicable Laws to be funded and/or book-reserved, such Foreign Plan is funded and/or book reserved, as appropriate, to the extent so required by applicable Laws, and (D) there are no going-concern unfunded actuarial liabilities, past service unfunded liabilities, solvency deficiencies or contribution holidays with respect to any of the Foreign Plans.

4.11 Labor and Employment Matters.

(a) The Company represents and warrants that:

(i) There are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective present or former employees or independent contractors.

(ii) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary; to the knowledge of the Company none of the employees or independent contractors of the Company or any Company Subsidiary is represented by any union, works council, or any other labor organization; and, to the knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees or independent contractors.

(iii) There are no grievances filed pursuant to any collective bargaining agreement, work council agreement or other labor contract currently pending against the Company or any Company Subsidiary; nor are there any unfair labor practice complaints pending, or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction, or any current union representation questions involving employees of the Company or any Company Subsidiary.

(iv) All individuals who are or were performing consulting or other services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be.

(v) All individuals who are or were performing services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.

(vi) There is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary. No consent of any labor union is required to consummate any of the Transactions. There is no obligation to inform, consult or obtain consent in advance of or simultaneously with the Transactions of any works council, employee representatives or other representative bodies in order to consummate the Transactions, except as set forth on Disclosure Schedule 4.11(a)(vi).

(b) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no, and since January 1, 2011 there has been no, charge or other Action pending or, to the knowledge of the Company, threatened before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Authority of competent jurisdiction with respect to any applicable employment Laws, employment Contracts, or the employment practices of the Company or any Company Subsidiary, except as described on Disclosure Schedule 4.11(b). Neither the Company nor any Company Subsidiary is, or since January 1, 2011 has been, a party to, or otherwise bound by, any consent decree with, or citation by, any the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices. Since January 1, 2011, neither the Company nor any Company Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to the Company or any Company Subsidiary, and to the knowledge of the Company, no such investigation or inquiry is in progress. The employment of those employees of the Company and the Company Subsidiaries hired and based in the U.S. is terminable at will without cost or liability to the Company or any Company Subsidiary, except for amounts earned prior to the time of termination and except as set forth in Disclosure Schedule 4.11(b).

(c) The Company has made available to Purchaser a list, as of the date hereof, of (i) each employee and consultant that provides services to the Company or any Company Subsidiary and the city and state in which each such employee and consultant is based and primarily performs his or her duties or services; and (ii) each such person’s position or title, annual base salary or wages, annual target bonus or commissions, and date of hire. As of the date hereof, no officer or employee holding the position of vice president or above has terminated or has advised the Company or any Company Subsidiary in writing of his or her intention to terminate his or her relationship or status as an employee or consultant of the Company or the Subsidiary for any reason, including because of the consummation of the transactions contemplated by this Agreement and, except as set forth on Section 4.11(c)1 of the Disclosure Schedule, the Company and the Subsidiary have no plans or intentions as of the date hereof to terminate any such employee or consultant. Section 4.11(c)2 of the Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from the Company or any Company Subsidiary.

(d) To the knowledge of the Company, no employee, officer or director of the Company or any Company Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that affects (i) the performance of his or her duties as an employee, officer or director of the Company or the Company Subsidiary, or (ii) the ability of the Company or any Company Subsidiary to conduct its business in any material manner. To the knowledge of the Company, no employee, officer or director of the Company or any Company Subsidiary is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant to a former employer.

4.12 Offer Documents; Schedule 14D-9. Neither the Schedule 14D-9 nor any information supplied by the Company to Parent specifically for inclusion in the Offer Documents shall, at the times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and all documents required to be filed by the Company with the SEC or disseminated to Company stockholders in connection with this Agreement and the Transactions shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Purchaser or any of their Representatives for inclusion in any of the foregoing documents or the Offer Documents.

4.13 Property and Leases.

(a) The Company or one of the Company Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the 2014 Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business and sales after the date of the 2014 Balance Sheet of assets no longer required for the conduct of the Business as presently conducted) in all material respects, free of any Liens other than Permitted Title Exceptions; provided, that no representation is made under this Section 4.13 with respect to Intellectual Property Rights. The Company and the Company Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as, individually or in the aggregate, would not have, or be reasonably expected to have, a Material Adverse Effect. All of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are in the condition and repair sufficient to conduct their respective businesses as currently conducted, with only such exceptions as, individually or in the aggregate, would not have, or be reasonably expected to have, a Material Adverse Effect.

(b) Section 4.13(b) of the Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company or any of the Company Subsidiaries (“Company Owned Real Property”). The Company and/or the Company Subsidiaries have good and valid title in fee simple to all Company Owned Real property, free and clear of all Liens of any nature whatsoever except (i) Liens for current Taxes, payments of which are not yet delinquent or are being contested in good faith and for which adequate reserves in accordance with GAAP have been established on the Company Financial Reports as adjusted in the ordinary course of business through the Effective Time; (ii) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable, (iii) security given in the ordinary course of business as of the Closing Date to any public utility, Governmental Authority or other statutory or public authority in connection with the assets of the Company or any Company Subsidiary; (iv) items which an inspection or survey of any Company Owned Real Property would disclose and which do not materially detract from the value of the Company Owned Real Property or materially interfere with the use or operation of the Company Owned Real Property; and (vii) those matters of record set forth on Section 4.13(b) of the Disclosure Schedule (collectively with the matter disclosed in the Disclosure Schedule, the “Permitted Title Exceptions”). Neither the Company nor any Company Subsidiary has received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting the Company Owned Real Property or any portion thereof or interest therein, and to the knowledge of the Company, no such proceedings are threatened or proposed. To the knowledge of the Company, the Company Owned Real Property is not subject to any special assessment nor any zoning or other land-use regulation proceeding, nor any change in any Law or Permit that would reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or that seeks to impose any material legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement with respect to the Company Owned Real Property. Neither the Company nor any Company Subsidiary has leased or otherwise granted to any other person any rights to use, occupy or possess any part of the Company Owned Real Property. There are no outstanding options or other contractual rights to purchase, lease or use, or rights of first refusal to purchase, the Company Owned Real Property or any portion thereof or interests therein or contracts relating to the right to receive any portion of the income or profits from the sale, operation or development of Company Owned Real Property.

(c) Section 4.13(c) of the Disclosure Schedule sets forth a complete and accurate list of all leases of real property (“Company Leased Real Property”) to which the Company or any Company Subsidiary is a party. All such leases of real property to which the Company or any Company Subsidiary is a party, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such lease by the Company or any Company Subsidiary, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company or any Company Subsidiary, except as would not reasonably be expected to prevent or materially delay beyond the Outside Date consummation of the Offer or the Merger and as, individually or in the aggregate, would not have, or be reasonably expected to have, a Material Adverse Effect. Except as would not reasonably be expected to prevent or materially delay beyond the Outside Date consummation of the Offer or the Merger and as, individually or in the aggregate, would not have, or be reasonably expected to have, a Material Adverse Effect, neither the Company nor any Company Subsidiary has made any material alterations, additions or improvements to the Company Leased Real Property that are required to be removed (or of which any landlord or sublandlord could require removal) at the termination of the applicable lease term. Neither the Company nor any Company Subsidiary has received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting the Company Leased Real Property or any portion thereof or interest therein, and to the knowledge of the Company, no such proceedings are threatened or proposed. To the knowledge of the Company, the Company Leased Real Property is not subject to any special assessment nor zoning or other land-use regulation proceeding, nor any change in any Law or Permit that would reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or that seeks to impose any material legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement with respect to the Company Leased Real Property. Neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted to any other person any rights to use, occupy or possess any part of the Company Leased Real Property. Neither the Company nor any Company Subsidiary has collaterally assigned or granted any other Lien in the Company Leased Real Property.

4.14 Intellectual Property.

(a) Schedule of Registered IP. Section 4.14(a)of the Disclosure Schedule contains a complete and accurate list of all Company Intellectual Property Registrations, in each case listing, as applicable, (i) the name of the applicant/registrant or current owner, (ii) the jurisdiction where the application/registration is located (or, for Domain Names, the applicable registrar), (iii) the application or registration number, and (iv) the filing date or issuance/registration/grant date. Section 4.14(a) of the Disclosure Schedule lists any and all actions that must be taken within 90 days after the Effective Date for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Intellectual Property Registrations, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates.

(b) Validity. Each item of the Company Intellectual Property Registrations is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Intellectual Property Registrations have been made and all necessary documents, recordations and certificates in connection with such Company Intellectual Property Registrations have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, perfecting and maintaining such Company Intellectual Property Registrations. The Company has no knowledge of any information, materials, facts, or circumstances, including any information or fact that would constitute prior art that is required to be disclosed in connection with the applicable Company Intellectual Property Registration, that would render any of the Company Intellectual Property Registrations invalid or unenforceable, or would materially affect any pending application for any Company Intellectual Property Registrations and the Company has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Company Intellectual Property Registrations that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Intellectual Property Registrations. The foregoing will not be construed as a warranty that any Patent, or any Trademark registration, will issue based on a Patent or Trademark application.

(c) Rights to IP Ordered or Awarded. Except as set forth in Section 4.14(c)of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by any Order or arbitral award that requires the Company or any Company Subsidiary to grant to any Third Party any license, covenant not to sue, immunity or other right with respect to any Owned Company Intellectual Property or restricting in any material manner, the use, transfer, or licensing thereof by the Company or any Company Subsidiary, or which renders invalid or unenforceable such Owned Company Intellectual Property.

(d) No Proceedings. Since January 1, 2011, no Company Intellectual Property Registration is or has been involved in any interference, reissue, reexamination, opposition, cancellation or other proceeding, including any Action regarding invalidity or unenforceability, in the United States or any foreign jurisdiction, and, to the knowledge of the Company, no such Action has been threatened in any written communication delivered to the Company or any Company Subsidiary.

(e) Trade Secrets. The Company and Company Subsidiaries have, in accordance with the applicable Law of each relevant jurisdiction, taken reasonable steps to protect their rights in and to their Trade Secrets, including by not making any disclosure of Trade Secrets except under written confidentiality obligations (other than former Trade Secrets intentionally publicly disclosed by the Company without confidentiality obligations in its reasonable business judgment), and including requiring each employee, consultant and contractor who has had access to Company or Third Party Trade Secrets to execute confidentiality agreements in substantially the forms provided to Parent prior to the date hereof. To the knowledge of the Company, there has been no misappropriation or unauthorized disclosure of any material Trade Secret included in the Owned Company Intellectual Property. The Company and Company Subsidiaries are in compliance in all material respects with and have not breached in any material respect any contractual obligations to protect the Trade Secrets of Third Parties in accordance with the terms of any Contracts relating to such Third Party Trade Secrets.

(f) Employees, Consultants, & Contractors. Since January 1, 2011, the Company and Company Subsidiaries have had and enforced policies requiring each employee, consultant and contractor who is involved in the development of any Company Products to execute proprietary information, confidentiality and assignment agreements that, to extent permitted by applicable Law, assign to the Company and/or a Company Subsidiary all Intellectual Property and Intellectual Property Rights that are developed by the employees in the course of their employment, and, with respect to consultants or contractors, all Intellectual Property and Intellectual Property Rights that are developed by the consultants or contractors in the course of performing services for the Company or any Company Subsidiaries (each, an “Employee IP Agreement”). Since January 1, 2011, each person who is or was during such time an employee, officer, consultant and contractor of the Company or any Company Subsidiary who are or were involved in the development of any Company Products has signed an Employee IP Agreement, in a form substantially similar to, or with provisions with substantially similar legal effect as the provisions of, one of the forms made available to Parent with respect to proprietary information, confidentiality, and assignment and licensing of Intellectual Property and Intellectual Property Rights. To the knowledge of the Company, no person who is or was an employee, officer, consultant or contractor of the Company or any Company Subsidiary involved in the development of any Company Products is, or since, January 1, 2011, has been, in default or breach of any term of any Employee IP Agreement, non-disclosure agreement, assignment agreement, or similar Contract relating to Intellectual Property or Intellectual Property Rights entered into between such employee, officer, consultant or contractor and the Company or any Company Subsidiary in connection with such individual’s employment or other engagement with the Company or any Company Subsidiary. All assignments of registered Patents included in the Company Intellectual Property Registrations have been duly executed and recorded with the appropriate Governmental Authorities. No person who is or was during such time an employee, officer, consultant or contractor of the Company or any Company Subsidiary has any ownership, license or other right, title or interest, directly or indirectly, in whole or in part, in any material Owned Company Intellectual Property. No material Intellectual Property or material Intellectual Property Rights excluded or carved-out from any employee assignment contained in any

Employee IP Agreement that is related to any Company Product or to any other aspect of the business of the Company or any Company Subsidiary is included in (or claimed or purported to be included in) any material Intellectual Property or material Intellectual Property Rights included in any Company Products.

(g) Enforceability, Validity of IP. To the knowledge of the Company, there are no facts or circumstances that would be reasonably expected to render invalid or unenforceable any of the Intellectual Property Rights included in the Owned Company Intellectual Property (or provide any reasonable grounds therefor). To the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to adversely affect, limit, restrict, impair, or impede the ability of Surviving Corporation and the Company and the Company Subsidiaries to use and practice the Owned Company Intellectual Property from and after the Effective Time in substantially the same manner in which it was used prior to the Effective Time. Since January 1, 2011, neither the Company nor any Company Subsidiary has received any written notice of any Action challenging the validity or enforceability of any of the Company Intellectual Property Registrations or the Owned Copyrights, or containing any threat on the part of any person to bring an Action that any of the Company Intellectual Property Registrations or the Owned Copyrights is invalid, is unenforceable or has been misused, other than any Action finally resolved prior to January 1, 2014.

(h) No Infringement or Misappropriation of Company IP. To the knowledge of the Company, no Third Party is infringing, misappropriating, or using or disclosing without authorization any Intellectual Property Rights owned or exclusively licensed by Company or any Company Subsidiary. Since January 1, 2011, neither Company nor any Company Subsidiary has commenced any Action with respect to infringement or misappropriation of any Intellectual Property Rights owned by or exclusively licensed to Company or any Company Subsidiary against any Third Party. Since January 1, 2011, neither the Company nor any Company Subsidiary has received any written notice of any Action challenging the Company’s or any Company Subsidiary’s exclusive ownership of any Intellectual Property Rights included in the Owned Company Intellectual Property or claiming that any other person has any claim of legal or beneficial ownership with respect thereto (other than any Action finally resolved prior to January 1, 2014).

(i) Infringement by Company. The operation of the business of the Company and the Company Subsidiaries as such business currently is conducted or is currently contemplated to be conducted, including, without limitation, the design, development, manufacture, use, import, sale licensing or other exploitation other of Company Products, does not, and will not, infringe or misappropriate any Intellectual Property Rights of any Third Party (provided, however, that with respect to Patents, such representation is made only to the Knowledge of the Company). Since January 1, 2011, Company and the Company Subsidiaries have not received any written notice of any Action alleging that the Company or any Company Subsidiary has infringed, misappropriated, used or disclosed without authorization or otherwise violated any Intellectual Property Rights of any person, or that any Company Product infringes, misappropriates, uses or discloses without authorization, or otherwise violates any Intellectual Property Rights of any person and, to the knowledge of Company, there are no facts, circumstances or information that would be the basis for such Action (other than any Action finally resolved prior to January 1, 2014). Since January 1, 2011, neither the Company nor any

Company Subsidiary has received any written communication inviting the Company or any Company Subsidiary to take a license, covenant not to sue, or the like with respect to a Third Person’s Intellectual Property Rights, other than in connection with licenses or covenants not to sue granted to Company or the Company Subsidiaries in the ordinary course of business and not related to any infringement or other violation by the Company or any Company Subsidiary (other than any Action finally resolved prior to January 1, 2014).

(j) Ownership; Licenses. The Company and the Company Subsidiaries own the Owned Company Intellectual Property free and clear of all Liens (except for the Outbound Intellectual Property Contracts), and have not exclusively licensed (under any Contract in effect as of the date of this Agreement) any such Owned Company Intellectual Property to any Third Party, and are under no obligation under any Contract in effect as of the date hereof to grant any such licenses. Company and the Company Subsidiaries have not permitted the Company’s rights in any Owned Company Intellectual Property to lapse or enter the public domain, except to the extent such failure would not cause a material adverse effect on the business of Company or the Company Subsidiaries.

(k) Scheduled IP Agreements. Section 4.14(k) of the Disclosure Schedule contains a complete and accurate list of:

(i) all Contracts to which the Company or any Company Subsidiary is a party, or by which (1) with respect to Owned Company Intellectual Property is licensed or assigned to any third party (“Outbound Intellectual Property Contracts”) (other than Customer Licenses), or (2) pursuant to which a third party has licensed or assigned any Intellectual Property Rights to the Company (“Inbound Intellectual Property Contracts”), other than Off-the Shelf Software Licenses and licenses of Open Source Software. The Inbound Intellectual Property Contracts and Outbound Intellectual Property Contracts, together, are referred to herein as the “Company Intellectual Property Contracts”; and

(ii) All Company Intellectual Property Contracts that have not expired or terminated in accordance with their terms are in full force and effect and are enforceable in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally). The Company and each Company Subsidiary is in material compliance with, and has not materially breached any term of, any such Company Intellectual Property Contracts (other than any material breaches that the Company or a Company Subsidiary has cured) and, to the knowledge of Company, all other parties to such Company Intellectual Property Contracts are in material compliance with, and have not materially breached any term of, such Company Intellectual Property Contracts (other than any material breaches that any other party has cured). There are no pending disputes regarding such Company Intellectual Property Contracts , including disputes with respect to the scope thereof, performance thereunder, or payments made or received in connection therewith. Correct and complete copies of all Company Intellectual Property Contracts have been made available to Parent.

(l) Effect of Transaction. Neither the execution, delivery and performance of this Agreement, nor the consummation of the Transactions, will violate or result in the breach, material modification, cancellation, termination or suspension of, loss of any rights or acceleration of any payments under the Company Intellectual Property Contracts (or give rise to any right with respect to any of the foregoing). Immediately following the Effective Time, the Surviving Corporation will have and be permitted to exercise all of the Company’s and the Company Subsidiaries’ rights under the Company Intellectual Property Contracts (and will have the same rights with respect to the Intellectual Property and Intellectual Property Rights of Third Parties under the Company Intellectual Property Contracts ) to the same extent that Company and the Company Subsidiaries would have had, and been able to exercise, had this Agreement not been entered into, and the Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company and Company Subsidiaries would otherwise have been required to pay anyway pursuant to the Company Intellectual Property Contracts . No Contract to which the Company or any Company Subsidiary is a party or otherwise bound, will cause or require (or purports to cause or require) the Surviving Corporation or Parent to (i) grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any Intellectual Property Rights of Parent or the Surviving Corporation; (ii) be obligated to pay any royalties or other amounts, or offer any discounts, to any Third Party (except, in each of (i) and (ii), with respect to Surviving Corporation only, royalties, other amounts, discounts, licenses, covenants not to sue, immunities or other rights that Surviving Corporation would have had to pay, offer or grant had this Agreement not been entered into and the Transactions not been consummated); or (iii) any third party being granted rights or access to, or the placement in or release from escrow of, any Software source code or other technology.

(m) Open Source and Copyleft Materials. All use and distribution of Products or any Open Source Software by or through the Company is in compliance with all Open Source licenses applicable thereto, including without limitation all copyright notice and attribution requirements. Section 4.14(m) of the Disclosure Schedule lists all material Open Source Software in the Company Products and describes (1) whether the Open Source Software has been modified by or for Company or the Company Subsidiaries, (2) whether the Open Source Software has been or is currently contemplated to be distributed by or for any of the Company or the Company Subsidiaries, and (3) for any Copyleft Software, how such Open Source Software is integrated with or interact with the Company Products or any portion thereof. Company and the Company Subsidiaries have not: (i) incorporated Open Source Software into, or combined Open Source Software with, any of the Company Products; (ii) distributed Open Source Software in conjunction with or for use with any of the Company Products; or (iii) used Copyleft Software in a manner that requires the Company Products, any portion thereof, or any other Company Intellectual Property to be freely available for modification or redistribution, or provided in source code form.

(n) Standards, SIGs. Section 4.14(n) of the Disclosure Schedule contains a list of all standards-setting organizations, industry bodies and consortia, and other multi-party special interest groups in which Company or any Company Subsidiary is currently participating, or in which Company or any Company Subsidiary has participated since January 1, 2011, to the extent that such past participation imposes or purports to impose any continuing obligations on Company or any Company Subsidiary (or, following the Effective Time, on Parent or the Surviving Corporation) with respect to licensing or granting of any Owned Company Intellectual Property Rights (other than licenses that survive with respect to the copyright in contributions made during such past participation).

(o) Company Products. “Company Products” means all products or service offerings of the Company or the Company Subsidiaries that have been marketed, sold, or distributed, or that the Company or any of the Company Subsidiaries intends to market, sell, or distribute in the conduct of the business of the Company or such Company Subsidiaries in the manner currently conducted and as it is currently contemplated to be conducted. Section 4.14(o) of the Disclosure Schedule sets forth a summary list of all Company Products.

(p) Contaminants. The Company and Company Subsidiaries have taken steps in accordance with generally accepted industry standards to identify (and, as deemed appropriate by the Company or Company Subsidiaries, to address) material defects, bugs, and errors in the Software included within the Company Products. The Software included in the Company Products does not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines intentionally designed to permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement, or destruction of, Software, data or other materials by a Third Party (“Contaminants”).

(q) Government Rights. No government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Owned Company Intellectual Property. To the knowledge of the Company and the Company Subsidiaries, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary, who was involved in, or who contributed to, the creation or development of any Owned Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Company Subsidiary.

4.15 Taxes.

(a) Each of the Company and the Company Subsidiaries has filed all income Tax Returns and all other material Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns are true, correct and complete in all material respects. All such Tax Returns as so filed disclose all material Taxes required to be paid for the periods covered thereby. All material Taxes due and owing by Company or the Company Subsidiaries (whether or not shown on any Tax Return) have been paid. There are no Liens for Taxes (other than Taxes not yet delinquent or being contested in good faith and for which reserves in accordance with GAAP have been established on the Company Financial Reports as adjusted in the ordinary course of business through the Effective Time) upon any assets of the Company or any of the Company Subsidiaries. The Company has established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to the date of the 2014 Balance Sheet and the Company and Company Subsidiaries have no liability for Taxes in excess of the amount paid or accruals or reserves so established. Since the date of the 2014 Balance Sheet, the Company and the Company Subsidiaries have not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(b) Each of the Company and the Company Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and all material Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c) There is no material dispute or claim concerning any Tax liability of the Company or any of the Company Subsidiaries either claimed or raised by any authority in writing which remains unpaid or unresolved.

(d) The Company has made available to Purchaser correct and complete copies of all income and other material Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Company and any of the Company Subsidiaries since April 30, 2011. Neither the Company nor any of the Company Subsidiaries has waived any statutes of limitations in respect of material Taxes which waiver remains in effect or agreed to any extension of time with respect to a material Tax assessment or deficiency which assessment or deficiency has not been paid. Neither the Company nor any Company Subsidiary has received, at any time during the last three (3) years, written notice of any claim made by a Governmental Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns, that the Company or a Company Subsidiary is or may be required to file Tax Returns or to pay Taxes to that jurisdiction.

(e) The Transactions (including the Offer and Merger) will not result in the payment or series of payments by the Company or any of the Company Subsidiaries to any person of an “excess parachute payment” within the meaning of Section 280G of the Code, or any similar payment, that is not deductible for federal, state, local or foreign Tax purposes. Additionally, there is no contract to which the Company or any of the Company Subsidiaries is a party that, individually or collectively, (i) could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) or Section 280G of the Code, or (ii) could require the Company, the Company Subsidiaries or Parent or its subsidiaries to gross up a payment to any employee of the Company or any of the Company Subsidiaries for Tax related payments or cause a penalty tax under Section 4999 or Section 409A of the Code.

(f) None of the Company or the Company Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns for which the Company is the common parent) provided for under the laws of the U.S., any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year and neither Company nor any Company Subsidiary has any obligation to contribute to the payment of any material Tax of any person other than the Company or a Company Subsidiary under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee, successor.

(g) None of the Company or any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Effective Time) or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Offer and the Merger.

(h) None of the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, sharing or indemnity agreement (for the avoidance of doubt, excluding indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purposes of which do not relate to Taxes).

(i) The Company and the Company Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (A) except as disclosed in Schedule 8275 of the Company’s federal Tax Return, the application of Section 481 or Section 263A of the Code (or any corresponding or similar provisions of state, local or foreign Tax laws) to transactions, events or accounting methods employed prior to the Closing, (B) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (C) to the Company’s knowledge, any “intercompany transaction” or any “excess loss account” (within the meaning of Treasury Regulations Sections 1.1502-13 and 1502-19, respectively) (or any corresponding or similar provisions of state, local or foreign Tax Law), (D) any installment sale, open transaction or other transaction made on or prior to the Closing Date, (E) any prepaid amount received on or prior to the Closing Date, or (F) any election under Section 108(i) of the Code.

(j) To the knowledge of the Company, the Company is not and has not been a party to a transaction or contract that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. To the knowledge of the Company, all applicable transfer pricing rules have been complied with, and all documentation required by all relevant transfer pricing laws has been timely prepared.

(k) Neither the Company nor any Company Subsidiary has engaged in a “listed transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

4.16 Environmental Matters. Except as set forth on Schedule 4.16, (a) to the knowledge of the Company, the Company and each Company Subsidiary and their respective products are and have been in compliance in all material respects with all applicable Environmental Laws; (b) (i) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) have at any time been used by the Company or any Company Subsidiary or, to the knowledge of the Company, any other person to make, store, handle, treat, dispose of, generate or transport Hazardous Substances in violation of any applicable Environmental Law, and (ii) to the knowledge of the Company, none of such properties are contaminated with any Hazardous Substance for which the Company or a Company Subsidiary is legally responsible for any unperformed investigation or remediation required by applicable law or any Contract which in the case of (i) or (ii) would be reasonably likely to result in a material liability to the Company or any Company Subsidiary; (c) to the knowledge of the Company, neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation, or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or Third Parties, pursuant to any applicable Environmental Laws or Permits required under Environmental Laws;

(d) no Action has been brought or is pending against the Company or any Company Subsidiary, arising under or related to any Environmental Law or related to any environmental condition, including with respect to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary since January 1, 2007 which would be reasonably likely to result in a material liability to the Company or any Company Subsidiary; and (e) except as set forth on Schedule 4.16 of the Disclosure Schedule, there are no above or below ground storage tanks presently in use or formerly used since January 1, 2007 at any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary. The Company has made available to Parent any and all written communications with or documentation from any Governmental Authorities regarding the presence, in violation of Environmental Laws, of Hazardous Substances or any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary since January 1, 2007. The Company has also made available to Parent all material assessments, reports, data, results of investigations or audits, and other similar information that is in the possession of the Company or the Company Subsidiaries regarding the environmental condition of any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary, including the compliance (or noncompliance) by the Company and the Company Subsidiaries with any Environmental Laws.

4.17 Material Contracts.

(a) Section 4.17(a) of the Disclosure Schedule lists the following types of Contracts, together with all amendments, to which the Company or any Company Subsidiary is a party as of the date hereof (such Contracts being the “Company Material Contracts”):

(i) each Contract that is a “material contract” (as such terms is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act), other than those agreements and arrangements described in Item 601(b)(10)(iii)(C) with respect to the Company or any Company Subsidiary);

(ii) all employment Contracts of those employees and managers that received from the Company or any Company Subsidiary annual compensation (including base salary, commissions, and annual or other periodic or project bonuses) in excess of $100,000 in fiscal year 2014 and (B) all consulting Contracts for those consultants that received from the Company or any Company Subsidiary annual compensation in excess of $100,000 in fiscal year 2014;

(iii) all Contracts evidencing indebtedness for borrowed money in excess of $100,000;

(iv) Company Intellectual Property Contracts (other than Off-the-Shelf Software Licenses and Customer Licenses);

(v) all Contracts pursuant to which the Company or any Company Subsidiary provides professional services to a Third Party that involved consideration of more than $100,000 in fiscal year 2014 or that commits the Third Party receiving such professional services to pay consideration of more than $100,000 during the remaining term of the Contract;

(vi) all Contracts that grant to a Third Party any right of first refusal or first offer or similar right or that limit in material respects, or purport to limit in all material respects, the ability of the Company or any Company Subsidiary or, upon the consummation of the Offer or any other Transaction, Parent or any of its subsidiaries to compete in any line of business or in respect of Company products with any person or entity or in any geographic area or during any period of time;

(vii) any Contract that is a collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary;

(viii) any Contract that requires the Company or any Company Subsidiary to deal exclusively with any person with respect to any matter or that provide “most favored nation” pricing or terms to the other party to such Contract or any third party, including any Contract that, following the Effective Time, would apply to Parent or any of its subsidiaries;

(b) (i) each Company Material Contract is in all material respects a legal, valid and binding agreement and is, in all material respects, in full force and effect and enforceable in accordance with its terms; the Company or any Company Subsidiary, as applicable, is not in default under any Company Material Contract, and, to the knowledge of the Company, no event or condition exists that, with or without notice, lapse of time, or both, would constitute a default under the Company Material Contract; and none of the Company Material Contracts has been canceled by the other party; (ii) to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract; (iii) the Company and the Company Subsidiaries have not received any written claim of default under any Company Material Contract, have not committed or failed to perform any act that, with or without notice, the lapse of time, or both, could constitute a breach or violation of, or default under any such Contract, which has not been cured in accordance with the cure provisions such Contract; (iv) no Company Material Contract is under re-negotiation, and, to the knowledge of the Company, no party thereto is seeking to re-negotiate or modify any such Company Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default, give rise to cancellation rights, or otherwise adversely affect any of the Company’s or the Company Subsidiaries’ rights under any Company Material Contract. The Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.

4.18 Insurance.

(a) The Company and the Company Subsidiaries are, insured by insurers believed by the Company to be of financially responsible insurers, against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect in all material respects; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both), and, to the knowledge of the Company, no event has occurred that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy. Neither the Company nor any Company Subsidiary received notice with respect to the termination of any such insurance policy.

4.19 Brokers and Expenses. No broker, finder or investment banker (other than Needham & Company, LLC and Deutsche Bank Securities Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has heretofore furnished or made available to Parent a complete and correct copy of all Contracts between the Company and Needham & Company, LLC and Deutsche Bank Securities Inc. pursuant to which such firms would be entitled to any payment relating to the Transactions.

4.20 Takeover Laws. The Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement and the transactions contemplated hereby and thereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Offer or the Merger or the other transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Certificate of Incorporation and Bylaws is, or at the Effective Time will be, applicable to the shares of Company Stock, the Merger or the other transactions contemplated by this Agreement.

4.21 Customers and Suppliers. Section 4.21 of the Disclosure Schedule sets forth the top ten (10) suppliers (based on expenditures for the twelve (12) months ended December 31, 2014) of products or services to the Company and the Company Subsidiaries and the top twenty (20) customers of the Company and the Company Subsidiaries (based on shipments during the twelve (12) months ended December 31, 2014), and the top ten (10) distributors (based on shipments during the twelve (12) months ended December 31, 2014) of the Company and the Company Subsidiaries (on a consolidated basis). To the Company’s actual knowledge, the Company does not have any material new customers or suppliers since December 31, 2014 who would have been included on Section 4.21 of the Disclosure Schedule if such customer or supplier had been a customer or supplier during the twelve (12) month period as of December 31, 2014. Since October 1, 2014 and through the date hereof, neither the Company nor any of the Company Subsidiaries has received any written notice or, to the knowledge of the Company, oral notice from any such customer, supplier or distributor to the effect that, any such customer, supplier or distributor (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of the Company Subsidiaries except where such change, modification, amendment or reduction, individually or in the aggregate, would not have, or would not be reasonably likely to have, a Material Adverse Effect, or (b) will fail to perform, or is reasonably likely to fail to perform, its obligations under any contract with the Company or any of the Company Subsidiaries except where such failure to perform, individually or in the aggregate, would not have, or would not be reasonably likely to have, a Material Adverse Effect.

4.22 Certain Business Practices.

(a) Neither the Company, any Company Subsidiary nor any director, officer, employee or agent of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary has offered, made, promised to make, authorized the making of any gift or payment of money or anything of value either directly or indirectly to any officer or employee of a non-U.S. Governmental Authority, or any department, agency or instrumentality thereof (including enterprises controlled by a non-U.S. Governmental Authority), or of a public international organization, or to a foreign political party official of a political party, or non-U.S. political candidate (all of the foregoing individuals being individually and collectively referred to herein as “Foreign Officials”) for purposes of (i) influencing any act or decision of such Foreign Official in his official capacity, (ii) inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such official, (iii) inducing such Foreign Official to use his influence with a non-U.S. Governmental Authority to affect or influence any act or decision of such Governmental Authority in order to obtain, retain or direct or assist in obtaining, retaining or directing business to the Company or any Company Subsidiary, or (iv) securing any improper advantage. No present owner, stockholder, partner, officer, director or employee of the Company or any of the Company Subsidiaries, or any holder of any financial interest in the Company or any of the Company Subsidiaries or any affiliate thereof, is currently a Foreign Official.

(b) The Company and the Company Subsidiaries are fully in compliance with all applicable anti-bribery Laws, including without limitation the U.S. Foreign Corrupt Practices Act.

4.23 Data Protection. Since January 1, 2011, the Company and the Company Subsidiaries have (i) materially complied with their respective published privacy policies and all applicable Laws relating to protection of personal data and the privacy and security of personally identifiable information, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and Third Parties who have provided information to the Company or the Company Subsidiaries) in the Company’s and the Company Subsidiaries’ control; and (ii) taken commercially reasonable measures to protect personally identifiable information in Company’s and the Company Subsidiaries’ control against loss, damage, and unauthorized access, use, and modification. Since January 1, 2011, to the knowledge of the Company, there has been no material loss, damage, or unauthorized access, use, or modification of any such information by Company or any Company Subsidiary (or any of their respective employees or contractors). Since January 1, 2011, to the knowledge of the Company, no person (including any Governmental Authority of competent jurisdiction) has commenced any Action with respect to loss, damage, or unauthorized access, use, or modification of any such personally identifiable information in Company’s and the Company Subsidiaries’ control by Company or any Company Subsidiary (or any of their respective employees or contractors) (and to the knowledge of the Company, there is no reasonable basis for any such Action). To the knowledge of the Company, the execution, delivery and performance of this Agreement and the consummation of the Transactions complies with Company’s and the Company Subsidiaries’ applicable privacy policies and in all material respects with all applicable Laws relating to privacy and data security.

4.24 Systems and Information Technology.

(a) Systems. The computer, information technology and data processing systems, facilities and services used by the Company and Company Subsidiaries, including all hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company and Company Subsidiaries (collectively, “Systems”), are reasonably sufficient to perform all computing, information technology and data processing operations necessary for the current operation of the Company and Company Subsidiaries. Since January 1, 2011 (i) the Company and the Company Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with industry standards, to protect the Systems within the custody or control of the Company and the Company Subsidiaries from Contaminants; and (ii) to the Company’s knowledge, there has been no breach or unauthorized intrusion to the security of the Systems.

(b) Information Technology. Since January 1, 2011, the Company and the Company Subsidiaries have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the Company and the Company Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course of business) in a commercially reasonable attempt to avoid material disruption or interruption to the business of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries currently have in place commercially reasonable disaster recovery and business continuity plans and procedures, in the form provided to Parent prior to the date hereof, and Company and the Company Subsidiaries comply with such plans and procedures in all material respects.

4.25 Minute Books. The Company has made available to Purchaser true and correct copies in all material respects of the minute books of the Company since January 1, 2011. The minute books of the Company contain true and complete originals or copies of all minutes of meetings of and actions by the stockholders of the Company and the Company Board and all committees thereof, and accurately reflect all corporate actions of the Company which are required by applicable Law, the Certificate of Incorporation, the Bylaws or other governing documents to be passed upon by the Company Board or the Company’s stockholders.

4.26 Export Control and Economic Sanctions Laws. Since January 1, 2011, the Company and each of the Company Subsidiaries has conducted its business in all material respects in accordance with applicable provisions of U.S. economic sanctions and export control laws and regulations, including, without limitation, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, and regulations administered by the Office of Foreign Assets Control (31 CFR Part V), and other applicable export laws of the countries where it conducts business. Without limiting the foregoing, since January 1, 2011:

(a) the Company and each of the Company Subsidiaries has obtained all export licenses, registrations and other approvals required for its exports of products, software and technology from the United States and re-exports of products, software and technology subject to U.S. law;

(b) the Company and each of the Company Subsidiaries is in compliance in all material respects with the terms of such applicable export licenses, registrations or other approvals;

(c) neither the Company nor any of the Company Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations or other approvals;

(d) there are no pending or, to the knowledge of the Company, threatened claims against, or audits or investigations of, the Company or any Company Subsidiary with respect to such export licenses, registrations or other approvals; and

(e) to the knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiaries’ export transactions that would reasonably be expected to give rise to any material future claims.

4.27 Government Contracts.

(a) Neither the Company nor any of the Company Subsidiaries are currently in, and the execution and delivery of this Agreement by the Company and the consummation of the Transactions by the Company will not result in, any material violation, breach or default of any term or provision or trigger automatic or optional termination of (i) any material Contract with any Governmental Authority, (ii) any material subcontract issued at any tier under a prime contract with any Governmental Authority, or (iii) any material bid, proposal, offer or quotation relating to a Contract with any Governmental Authority or a material subcontract issued under a material Contract with any Governmental Authority. Neither the Company nor any of the Company Subsidiaries are in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Law governing any material Contract, subcontract, bid, or proposal with any Governmental Authority, as applicable. Since January 1, 2011, none of the Company or any of the Company Subsidiaries has received a cure notice, a show cause notice or a stop work notice, nor has the Company or any of the Company Subsidiaries been threatened with termination for default under any material Contract or subcontract with any Governmental Authority. Since January 1, 2011, to the knowledge of the Company, the Company has not received a request for equitable adjustment by any of its vendors, suppliers or subcontractors against it or any of the Company Subsidiaries relating to material Contracts or subcontracts involving any Governmental Authority.

(b) There is no pending, and since January 1, 2011, neither the Company nor any of the Company Subsidiaries has received written notice of, any claim by a Governmental Authority of competent jurisdiction against the Company or any of the Company Subsidiaries for any of the following: (i) defective pricing, (ii) noncompliance, (iii) fraud, (iv) false claims or false statements, (v) unallowable costs, including those that may be included in indirect cost claims for prior years that have not yet been finally agreed to by the Governmental Authority, or (vi) any other monetary claims relating to the performance or administration by the

Company or any Company Subsidiary of material Contracts or subcontracts for any Governmental Authority.

(c) Since January 1, 2011, neither the Company nor any of the Company Subsidiaries has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Authority in connection with the conduct of its business, and no such suspension or debarment has been initiated or, to the knowledge of the Company, threatened. To the knowledge of the Company, there is no ongoing Action by any Governmental Authority relating to the material Contracts or subcontracts with any Governmental Authority or the violation of any Law relating to material Contracts with any Governmental Authority, subcontracts, or export controls.

(d) The Company and the Company Subsidiaries and their officers, directors, managers and employees collectively hold all security clearances necessary for the operation of their business as presently conducted in all material respects if and as required by any material Contract with any Governmental Authority.

4.28 Affiliate Transactions. There are no existing contracts, transactions, indebtedness or other arrangements, or any related series thereof, between the Company or any of the Company Subsidiaries, on the one hand, and any of the directors, officers or other affiliates of the Company and the Company Subsidiaries, on the other hand, except for (i) payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, (iii) any agreements with officers or directors providing for indemnification obligations of the Company to such individuals and (iv) other standard employee benefits made generally available to all employees (including any agreement providing for the issuance of Company Shares, Company Stock Options or Company RSU’s to such individuals).

4.29 Vote Required. Assuming the representations and warranties set forth in Section 5.7 are true and correct, and that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote of the holders of any class or series of capital stock of the Company is necessary to adopt this Agreement or to approve and consummate the Transactions.

4.30 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board received an opinion from Deutsche Bank Securities Inc. to the effect that, as of the date thereof and based upon and subject to the various qualifications and assumptions set forth therein, the Per Share Amount to be received by holders of Common Stock (other than Parent, Purchaser and their respective affiliates) pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders (the “Opinion”). The Company will deliver a written copy of such Opinion to Purchaser solely for informational purposes promptly following the date hereof.

5. Representations and Warranties of Parent and Purchaser.

Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company that:

5.1 Corporate Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and, to the extent applicable, in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Purchaser is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement.

5.2 Authority Relative to this Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, (i) conflict with or violate the certificate of incorporation or bylaws of either Parent or Purchaser, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.3(b) have been obtained and all filings and obligations described in Section 5.3(b) have been made, conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Purchaser pursuant to, or result in the loss of a material benefit under any Contract, permit, franchise or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not prevent or materially delay consummation of the

Transactions or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of (x) the Exchange Act and Blue Sky Laws, (y) the HSR Act and similar requirements in foreign countries where a merger filing will be necessary or advisable and (z) the filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

5.4 Financing. Parent has delivered to the Company true and complete fully executed copies of the commitment letter, dated as of March 17, 2015 between Parent, Bank of America, N.A and Merrill Lynch, Pierce, Fenner & Smith Incorporated , together with any related fee letter, engagement letter or other agreement, including all exhibits, schedules, annexes and amendments to such letter in effect on the date hereof (and with the understanding that Parent shall have delivered to the Company only redacted forms of the fee letter and the engagement letter) (collectively, the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect as of the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) except that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term, or a failure of any condition, of the Commitment Letter to provide the Financing. Assuming the satisfaction of the Tender Offer Conditions set forth in clauses (iii)(d) and (iii)(e) of Annex A, Parent does not have any reasonable basis to believe that it will be unable to satisfy on a timely basis any term or condition of the Commitment Letter to provide the Financing required to be satisfied by it. There are no side letters or other agreements, contracts or arrangements (other than customary fee letters, engagement letters and confidentiality letters, redacted copies of which have been delivered to the Company) relating to the commitments to provide the Financing to consummate the Offer and the Merger. There are no conditions precedent or contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter and assuming the satisfaction of the Tender Offer Condition set forth in clause (iii)(d)(B), the net proceeds contemplated from the

Financing, together with the cash and cash equivalents of Parent and Purchaser, are and will be, in the aggregate, sufficient for the satisfaction of all of Parent’s and Purchaser’s obligations under this Agreement, including the payment of the aggregate Per Share Amount and Merger Consideration and of all fees and expenses reasonably expected to be incurred by the parties in connection herewith. Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

5.5 Absence of Litigation. Except as disclosed in Section 5.5 of the Parent Disclosure Schedule dated the date hereof and delivered by Parent to the Company (the “Parent Disclosure Schedule”), there is no material Action pending or, to the knowledge of Parent or Purchaser, threatened against Parent, any subsidiary of Parent, or any property or asset of Parent or any subsidiary of Parent, before any Governmental Authority of competent jurisdiction that is reasonably likely to prevent the consummation of any Transaction or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement. Neither Parent nor any subsidiary of Parent nor any property or asset of Parent or any subsidiary of Parent is subject to any material continuing Order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent or Purchaser, continuing investigation by, any Governmental Authority of competent jurisdiction, or any Order of any Governmental Authority of competent jurisdiction that is reasonably likely to prevent consummation of the Offer or the Merger or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

5.6 Purchaser. All of the outstanding capital stock of Purchaser is owned directly by Parent. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Offer, the Merger and the Transactions, Purchaser has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any Contracts or arrangements with any person or entity.

5.7 Ownership of Company Capital Stock. Neither Parent nor Purchaser is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL (other than as contemplated by this Agreement). Prior to the date hereof, neither Parent nor Purchaser has taken, or authorized or permitted any Representatives of Parent or Purchaser to take, any action that would reasonably be expected to cause, Parent, Purchaser or any of their “affiliates” or “associates” to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger.

5.8 Vote Required. No vote of the holders of any of the outstanding shares of capital stock of Parent is necessary to approve this Agreement and the Transactions.

5.9 Offer Documents; Schedule 14D-9. The Offer Documents shall not, at the time the Offer Documents are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The information supplied by Parent to the Company specifically for inclusion in the

Schedule 14D-9 shall not, at the date first mailed to stockholders of the Company contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication that shall have become false or misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents or the Offer Documents. The information supplied by Parent for inclusion in the Schedule 14D-9 and the Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

6. Conduct of Business Pending The Merger.

6.1 Conduct of the Business Pending the Merger. Between the date of this Agreement and the Effective Time (i) the Company shall, and shall cause the Company Subsidiaries to, conduct the businesses of the Company and the Company Subsidiaries only in the ordinary course of business and in a manner consistent with past practice and in compliance in all material respects with all applicable Laws; (ii) the Company shall use commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with its customers, suppliers, distributors, licensors, licensees and other persons with which the Company or any of the Company Subsidiaries has business relations; (iii) the Company shall take all necessary actions to cause its required periodic filings to be made with the SEC in a timely manner, including its Quarterly Report on Form 10-Q for the calendar quarter ending March 31, 2015; and (iv) the Company shall not, and shall cause the Company Subsidiaries not to, take any action with an intent to adversely affect or delay in any material respect the ability of either Parent or the Company to obtain any necessary approvals of any regulatory agency or other Governmental Authority required for the Transactions. In addition, and not in limitation of the foregoing, except as (x) expressly contemplated by this Agreement, (y) set forth in Section 6.1 of the Disclosure Schedule or (z) as required in compliance with all applicable Laws, neither the Company nor any of the Company Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned):

(a) amend or otherwise change its Certificate of Incorporation or Bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of the Company or any of the Company Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest and including any Company RSUs, Company Stock Options or voting securities), of the Company or any of the Company Subsidiaries, except for the issuance of Company Shares pursuant to exercises of the Company Stock Options or vesting of Company RSUs outstanding on the date hereof as disclosed in Section 4.3(b) or in accordance with Section 6.1(b) of the Disclosure Schedule in accordance with the terms of those Company Stock Options or Company RSUs as in effect on the date of this Agreement and, subject to Section 3.7(d), the issuance of Company Shares pursuant to the Company ESPP;

(c) transfer, lease, sell, pledge, license, dispose of, abandon, allow to lapse, or encumber any material assets or properties of the Company or any of the Company Subsidiaries, except in the ordinary course of business;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends or distributions made by a Company Subsidiary to the Company or another Company Subsidiary);

(e) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, except (i) in accordance with agreements evidencing Company Stock Options or Company RSUs or (ii) Tax withholdings and exercise price settlements upon the exercise of Company Stock Options or vesting of Company RSUs;

(f) (i) acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or any division thereof or any other business, or any equity interest in any person; (ii) incur any indebtedness for borrowed money or issue any debt securities, or assume, guarantee or endorse, or otherwise become responsible for (contingently or otherwise), the obligations of any person; (iii) make any loans, advances or capital contributions, except for employee loans or advances for travel expenses and extended payment terms for customers, in each case subject to applicable Law and only in the ordinary course of business; (iv) make, authorize, or make any commitment with respect to any capital expenditure, in the aggregate for the Company and the Company Subsidiaries taken as a whole, in excess of $1,000,000 per fiscal quarter; (v) make or direct to be made any capital investments or equity investments in any entity, other than investments in any wholly-owned Company Subsidiary; or (vi) enter into or amend any Contract, commitment or arrangement with respect to any matter set forth in this Section 6.1(f);

(g) except to the extent required by (i) applicable Law, (ii) the existing terms of any Plan as in existence on the date hereof included as a Disclosed Employee Arrangement, or (iii) the express terms of this Agreement: (i) increase the compensation payable or to become payable (including bonus grants) or increase or accelerate the vesting of any benefits provided, or pay or award any payment or benefit not required as of the date hereof by a Plan as existing on the date hereof and disclosed in Section 6.1(g) of the Disclosure Schedule, to its directors, officers or employees or other service providers, (ii) grant any new severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination Contract with, any director, officer or other employee or other service providers of the Company or of any Company Subsidiary, subject to Section 6.1(g) (iv) below, other than offer letters, employment agreements, or consulting agreements entered into in the ordinary course of business that are terminable at will and without material liability to the Company or any Company Subsidiary, (iii) establish, adopt, enter into or amend any collective bargaining, work council, work force, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund, policy or arrangement for the benefit of any director, officer or employee or other service providers (including the ESPP), except as necessary to maintain tax-qualified status or tax-favored treatment, or (iv) hire, elect or appoint any officer, director or employee holding a position of vice president or above;

(h) except as publicly announced prior to the date hereof, announce, implement or effect any reduction in labor force greater than five percent (5%) of the total Company headcount, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary, other than routine employee terminations;

(i) enter into a new line of business that (A) is material to the Company and the Company Subsidiaries taken as a whole, or (B) represents a category of revenue that is not discussed in Item 1 of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014;

(j) make or change any Tax election, adopt or change any accounting period or any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment relating to the Company or any of the Company Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of the Company Subsidiaries, destroy or dispose of any books and records with respect to Tax matters relating to periods beginning before the Effective Time and for which the statute of limitations is still open or under which a record retention agreement is in place with a Governmental Authority;

(k) settle any material claim, arbitration or other Action;

(l) except as required by Law, enter into any Contract or amendment that would be a Company Material Contract, or amend or modify in any material respect in a manner that is adverse to the Company or any Company Subsidiary, or consent to the termination of, any Company Material Contract, or waive or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder, in each case other than the termination or expiration of a Company Material Contract in accordance with its terms;

(m) (i) except in the ordinary course of business consistent with Company’s or any Company Subsidiary’s past practices, enter into any Contracts (A) under which Company or any Company Subsidiary grants or agrees to grant to any Third Party any non-exclusive license, release, immunity or other right with respect to any Owned Company Intellectual Property (other than Customer Licenses), (B) under which Company or any Company Subsidiary establishes with any Third Party a joint venture, strategic relationship, or partnership pursuant to which Company agrees to develop or create (whether jointly or individually) any material Intellectual Property, products or services; or (C) under which Company or any Company Subsidiary becomes obligated to pay any royalties or other amounts, or offer any discounts, to any Third Party; or (ii) enter into any Contracts (A) that will cause or require (or purport to cause or require) the Surviving Corporation or Parent to grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any of the Intellectual Property or Intellectual Property Rights of Parent; or (B) under which Company or any Company Subsidiary grants or agrees to grant to any Third Party any assignment or exclusive license with respect to any Owned Company Intellectual Property;

(n) enter into or amend any Contract pursuant to which any other party is granted, or that otherwise subjects the Company or any Company Subsidiary or Parent or any of its subsidiaries to, any non-competition, “most-favored nation”, exclusive marketing or other exclusive rights of any type or scope that materially restrict the Company or any Company Subsidiary or, upon completion of the Offer or any other Transaction, Parent or any of its subsidiaries, from engaging or competing in any line of business or in any location;

(o) enter into any lease, sublease or license for real property or material operating lease;

(p) enter into or amend or otherwise modify any Contract or arrangement with persons that are affiliates or are executive officers or directors of the Company, except as otherwise permitted or required by this Agreement;

(q) commence any material Action, except as otherwise permitted or required by this Agreement;

(r) delay the payment of any trade payables to vendors and other Third Parties or accelerate the collection of trade receivables and other receivables by offering discounts or otherwise, in each case outside the ordinary course of business consistent with past practices;

(s) terminate, cancel, amend or modify any insurance coverage policy maintained by the Company or any of the Company Subsidiaries that is not simultaneously replaced by a comparable amount of insurance coverage; or

(t) otherwise make a commitment to do any of the foregoing.

7. Additional Agreements.

7.1 Approval of the Merger. The Merger shall be governed by Section 251(h) of the DGCL and shall be effected by Parent, Purchaser and the Company as soon as practicable following the Acceptance Time without a stockholders meeting pursuant to Section 251(h) of the DGCL.

7.2 Access to Information; Confidentiality.

(a) Upon reasonable prior notice, from the date hereof until the Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to, afford the officers, employees and other Representatives of Parent and Purchaser reasonable access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Company Subsidiary, including the Owned Company Intellectual Property, and shall furnish Parent and Purchaser with such financial, operating and other data and information (including the work papers of the Company’s accountants) as Parent or Purchaser, through their officers, employees and other Representatives, may reasonably request as long as these actions are in compliance with all applicable data privacy/protection Laws; provided, that such disclosure shall not be required to include any information that is subject to a statutory non-disclosure or similar provision or agreement with a Governmental Authority; prime contractor, higher-tier subcontractor, distributor, or other third party for end-use by a Governmental Authority (collectively, “Governmental Contracting Parties”), or that is subject to an attorney-client privilege. If requested by Parent, the Company agrees to use its reasonable best efforts to secure the consent of the appropriate Governmental Contracting Party to permit disclosure of such protected information to Parent and Purchaser.

(b) All information obtained by Parent or Purchaser pursuant to this Section 7.2 shall be held confidential in accordance with the confidentiality agreement between Parent and the Company (the “Confidentiality Agreement”).

(c) The Company shall consult with Parent in good faith on a regular basis as reasonably requested by Parent to report material (individually or in the aggregate) operational developments, the status of relationships with customers and potential customers, the status of ongoing operations and other matters reasonably requested by Parent, including the continued accuracy of the Company’s representations and warranties and compliance with the Company’s covenants and obligations under this Agreement.

(d) The Company may, as it deems advisable and necessary in its reasonable judgment, designate any competitively sensitive materials provided under this Section 7.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Company.

(e) No investigation or consultation pursuant to this Section 7.2 or otherwise shall affect any representation, warranty, covenant or other agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any condition to the Offer.

7.3 Solicitation of Transactions.

(a) Go-Shop Period. Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on the earlier of the Acceptance Time or April 7, 2015 (such date and time, the “No-Shop Period Start Date”), the Company and the Company Subsidiaries and their respective Representatives shall have the right to: (i) initiate, solicit and encourage, whether publicly or otherwise, Acquisition Proposals, including by way of providing access to non-public information pursuant to one or more confidentiality agreements that are on terms, with respect to the maintenance of confidentiality of the Company’s information, which are not less restrictive in the aggregate to such person than such provisions of the Confidentiality

Agreement are to Parent; provided, that the Company shall promptly provide to Parent a copy of any material non-public information concerning the Company or any Company Subsidiary that is provided to any Person given such access which was not previously provided to Parent (or its Representatives); and (ii) enter into and maintain discussions or negotiations with respect to Acquisitions Proposals or otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations or the making of any Acquisition Proposal.

(b) No-Shop Period.

(i) Except as permitted by this Section 7.3 and except as may relate to any Excluded Party, the Company shall, and shall cause each Company Subsidiary and each of its and their respective Representatives to (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and require such Persons and any other Persons who have made or have indicated an intention to make an Acquisition Proposal to promptly return or destroy any confidential information previously furnished by the Company, any of the Company Subsidiaries or any of their respective Representatives; and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time or the termination of this Agreement in accordance with the terms hereof, the Company and the Company Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or the making thereof to the Company or its stockholders; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to, or otherwise cooperate in any way with, any person (other than Parent, Purchaser and their Representatives) with respect to any Acquisition Proposal; (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill,” confidentiality or similar obligation of any person other than Parent or its affiliates (other than provisions in such obligations customarily referred to as “don’t ask” provisions); or (iv) take any action to render any provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute (including Section 203 of the DCGL) or any restrictive provision of any applicable anti-takeover provision in the Company’s organizational documents, in each case inapplicable to any person (other than Parent, Purchaser or any of their affiliates) or any Acquisition Proposal (and to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any such person or Acquisition Proposal under any such provisions). Any breach of the foregoing provisions of this Section 7.3 by any of the Company Subsidiaries or the Company’s or the Company Subsidiaries’ Representatives shall be deemed to be a breach by the Company.

(ii) Notwithstanding anything to the contrary herein, if at any time following the No-Shop Period Start Date and prior to the Acceptance Time, in response to an unsolicited bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is, or is reasonably likely to lead to, a Superior Proposal, and which Acquisition Proposal the Company Board determines (after consultation with outside legal counsel) did not result from or arise in connection with a breach of this Section 7.3(b) and was made after the date hereof, the Company may, subject to compliance with Section 7.3(d), (x) furnish information regarding the Company and the Company Subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to a confidentiality agreement (which shall permit the Company to comply with the terms of this Section 7.3(b) and Section 7.3(d)) containing confidentiality and standstill provisions not less restrictive in the aggregate to such person than such provisions of the Confidentiality Agreement are to Parent; provided, that all such information has previously been provided to Parent or is provided to Parent prior to or promptly following the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal, but only if and to the extent that in connection with the foregoing clauses (x) and (y), the Company Board determines in good faith (after consultation with outside legal counsel) that failure to take such action would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, and provided, the Company shall not take any of the actions referred to in the foregoing clauses (x) and (y) unless the Company shall have notified Parent in writing at least two (2) business days prior to taking such action that it intends to take such action and the basis hereunder therefor; provided further, that notwithstanding anything to the contrary contained in Section 7.3(a) or this Section 7.3(b) prior to the Acceptance Time, the Company will in any event be permitted to take any or all of the actions described in clauses (x) and (y) above with respect to any Excluded Party. In addition, notwithstanding the foregoing, prior to the Acceptance Time, the Company may, to the extent the Company Board determines in good faith (after consultation with outside legal counsel) that failure to take such action would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, not enforce any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party for the sole purpose of allowing the other party to such agreement to submit an Acquisition Proposal, or with respect to another party that has submitted an Acquisition Proposal, solely with respect to such submission, that will constitute, or is reasonably likely to lead to, a Superior Proposal, that did not, in each case, result from a breach by the Company of this Section 7.3(b).

(iii) For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal, which did not result from or arise in connection with a breach of this Section 7.3, made by a Third Party that, if consummated, would result in such Third Party’s (or its stockholders’) owning, directly or indirectly, greater than 50% of the equity securities of the Company (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of the Company and Company Subsidiaries, taken as a whole and that (i) the Company Board determines in good faith after consultation with a financial advisor of nationally recognized reputation and its outside legal counsel to be more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger (taking into account all terms and conditions of such proposal and of this Agreement, including (1) any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise, (2) whether the proposal is reasonably capable of being completed by such Third Party (taking into account, among other things, the expectation of obtaining required regulatory approvals) and (3) if financing is required, whether such financing is reasonably available to the Third Party).

(c) (i) Except as set forth in this Section 7.3, until the earlier of the Acceptance Time and the termination of this Agreement in accordance with the terms hereof, neither the Company Board nor any committee thereof shall: (x) (A) fail to make pursuant to

Section 2.2(b), or withdraw, modify, amend or qualify or publicly propose to withdraw, modify, amend or qualify, in any manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any committee thereof of this Agreement, the Offer or the Merger (the “Company Board Recommendation”), (B) fail to recommend against acceptance of any tender offer or exchange offer other than the Offer for the Company Common Stock within ten (10) business days of the commencement of such offer, (C) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of the foregoing in clauses (A)-(C), a “Change in Recommendation”), or (y) adopt or recommend, or publicly propose to adopt or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 7.3(a) or Section 7.3(b) (any of the foregoing, an “Acquisition Agreement”).

(ii) Notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, the Company Board may at any time prior to the Acceptance Time and solely in response to an Intervening Event, effect a Change in Recommendation; provided, however, that the Company Board may not effect a Change in Recommendation unless the Company shall have provided prior written notice to Parent at least four (4) business days in advance of its intention to take such action, which notice shall specify the facts, circumstances and other conditions giving rise thereto, and prior to effecting such Change in Recommendation, the Company shall, and shall cause its Representatives to, during such four (4) business day period, negotiate with Parent in good faith (to the extent that Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Change in Recommendation is no longer necessary; and provided, further, that the Company Board shall not be permitted to effect a Change in Recommendation pursuant to this Section 7.3(c)(ii) with respect to or in connection with any Acquisition Proposal (which shall be covered by and subject in all respects to Section 7.3(c)(iii)).

(iii) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time, the Company Board may in response to an Acquisition Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal that was made after the date of this Agreement and that (after consultation with outside legal counsel) did not result from or arise in connection with a breach of this Section 7.3, (A) make a Change in Recommendation if the Company Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of the receipt of such Superior Proposal, that failure to make such Change in Recommendation would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, or (B) cause the Company to terminate this Agreement pursuant to Section 9.1(g) and concurrently with such termination enter into an Acquisition Agreement if the Company Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such Superior Proposal, that failure to so terminate this Agreement would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable

Law; provided, that the Company shall not be entitled to terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless concurrently with such termination the Company pays by wire transfer of immediately available funds the Termination Fee in accordance with Section 9.1(g); provided, further, that the Company shall not be entitled to exercise its right to make a Change in Recommendation pursuant to this Section 7.3(c)(iii) or terminate this Agreement pursuant to Section 9.1(g), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless the Company has:

(A) provided to Parent three (3) business days’ prior written notice that it intends to take such action (a “Notice of Designated Superior Proposal”), which notice shall describe the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (a “Designated Superior Proposal”) and attach the most current form or draft of any written agreement providing for the transaction contemplated by such Designated Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Designated Superior Proposal with a new three (3) business day notice period),

(B) during each such three (3) business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal, and

(C) at the end of such three (3) business day period, such Acquisition Proposal has not been withdrawn and the Company Board determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (taking into account any changes to the terms of this Agreement agreed to or proposed by Parent in response to a Notice of Designated Superior Proposal, as a result of the negotiations required by clause (B) or otherwise).

(d) The Company shall promptly (and in any event within twenty-four (24) hours of learning of the relevant information) advise Parent orally and in writing of the receipt of any Acquisition Proposal (including for the avoidance of doubt any request for information or other inquiry which the Company would reasonably expect to lead to an Acquisition Proposal), including the material terms and conditions of such Acquisition Proposal (including any changes thereto) and the identity of the person making such Acquisition Proposal and attaching a copy of any such written Acquisition Proposal, or if such Acquisition Proposal is provided orally to the Company, the Company shall summarize in writing the terms of such Acquisition Proposal (including for the avoidance of doubt any such request or other inquiry). The Company shall keep Parent informed on a prompt basis in all material respects of the status and details (including any material change or proposed change to the terms thereof) of any Acquisition Proposal. The Company shall publicly reaffirm the Company Board Recommendation within ten (10) business days of the commencement of any tender or exchange offer by a Third Party, after receipt of a written request by Parent to provide such reaffirmation, unless a Change in Recommendation is permitted by Section 7.3(c)(iii).

(e) Nothing contained in this Section 7.3 shall prohibit the Company or the Company Board from (i) making any disclosure to the holders of Company Shares if the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to make such disclosure would reasonably be expected to result in a breach by the

Company Board of its fiduciary duties under applicable Law (provided that each such disclosure shall include a public reaffirmation of the Company Board Recommendation), or (ii) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act or under Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, that any such disclosure, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a Change in Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such communication; and provided further that this Section 7.3(e) shall not be deemed to permit the Company’s Board or any committee thereof to make a Change in Recommendation except as expressly permitted by Section 7.3(c).

7.4 Employee Benefits Matters.

(a) If so directed by Parent in writing at least ten (10) days prior to the initial scheduled expiration of the Offer, the Company Board will adopt (and will cause any other sponsor of the applicable Plan to adopt), at least five (5) business days prior to the initial scheduled expiration of the Offer, resolutions terminating any and all Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Parent. The form and substance of such resolutions shall be subject to the reasonable approval of Parent, and the Company shall provide Parent evidence that such resolutions have been adopted by the Company Board or the board of directors of the Company Subsidiaries or any other applicable Plan sponsor, as applicable. The Company shall take such other actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request.

(b) For purposes of vesting, eligibility to participate and levels of benefits (but not benefit accrual under any defined benefit plan or frozen benefit plan of Parent or vesting under any equity incentive plan) under any employee benefit plan maintained by Parent or any of its subsidiaries in which the Continuing Employees participate (“Parent Plans”), Parent will credit each Continuing Employee with his or her years of service with the Company before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply for purposes of qualifying for subsidized early retirement benefits or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, Parent will, subject in each case to receipt of any required consent of the applicable Plan provider, cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans, (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Plans in which such Continuing Employee participated immediately prior to the Effective Time, and (iii) for the plan year in which the Effective Time occurs, the crediting of each Continuing Employee with any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Parent Plan.

(c) Nothing in this Agreement shall (x) create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) or service provider or former service provider (including any beneficiary or dependent thereof) of the Company or any Company Subsidiary in any respect, including in respect of continued employment (or resumed employment), or create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any Plan or any employee or service provider program or arrangement of Parent or any of its subsidiaries (including any Plan of the Company prior to the Effective Time), or (y) constitute or be construed to constitute an amendment to any of the compensation or benefit plans maintained for or provided to employees or other persons prior to or following the Effective Time. Nothing in this Agreement shall constitute a limitation on the rights to amend, modify or terminate any such plans or arrangements of Parent or any of its subsidiaries (including any Plan of the Company prior to the Effective Time).

(d) If the Company or any of the Company Subsidiaries enters into, adopts, amends, modifies or terminates any Company Arrangement, all such amounts payable under such Company Arrangement shall (i) be paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) shall not be calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. Moreover, the Company shall take all actions necessary so that, prior to the Expiration Date: (i) the adoption, approval, amendment or modification of each such Company Arrangement shall be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d–10(d)(2) under the Exchange Act and the instructions thereto and (ii) the “safe harbor” provided pursuant to Rule 14d–10(d)(2) is otherwise applicable thereto as a result of the taking prior to the Expiration Date of all necessary actions by the Company Board, the Company Compensation Committee or its independent directors.

7.5 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification, exculpation or advance of expense or similar agreement by the Company or any Company Subsidiary in favor of any present and former director, officer, employee, fiduciary or agent of the Company and any Company Subsidiary (the “Indemnification Agreements”) (and all other indemnification agreements of the Company that are on terms substantially similar to the Indemnification Agreements) and any indemnification, exculpation or advancement of expenses provisions under the Certificate of Incorporation or Company Bylaws as in effect immediately prior to the Acceptance Time; provided, that such obligations shall be subject to any limitation imposed from time to time under applicable Law.

(b) Prior to the Effective Time, the Company shall, and for six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to,

provide officers’ and directors’ liability, fiduciary liability and similar insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of this Agreement by the Company’s D&O Insurance policies on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement as well as covering claims brought against each Indemnified Person under ERISA; provided, that, in satisfying its obligation under this Section 7.5(b) the Surviving Corporation shall not be obligated to pay annual premiums in the aggregate in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Parent prior to the date of this Agreement. Notwithstanding the foregoing, at any time Parent or the Surviving Corporation may, and prior to the Acceptance Time, the Company may, with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), purchase a “tail” directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and premium amount as aforesaid, and that by its terms shall provide coverage until the sixth annual anniversary of the Effective Time, and upon the purchase of such insurance Parent’s and the Surviving Corporation’s obligations pursuant to the first sentence of this Section 7.5(b) shall be deemed satisfied for so long as such insurance is in full force and effect and covers the matters that would otherwise be covered pursuant to this Section 7.5(b).

(c) The rights of each Indemnified Person under this Section 7.5 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or the surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.5.

7.6 Anti-Takeover Statutes. In the event that any state anti-takeover or other similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company and Company Board shall grant such approval and take such action as necessary so that such transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.

7.7 Notification of Certain Matters. The Company shall give prompt notice to Parent and Purchaser in writing of: (i) any representation or warranty made by the Company contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in clause (iii)(d) of Annex A would not be satisfied or (x) any failure of the Company to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in clause (iii)(e) of Annex A would not be satisfied; and (ii) the occurrence or existence of any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect. Parent shall give prompt notice to the Company in writing of any representation or warranty made by Parent or Purchaser contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Purchaser to comply with any covenant or agreement to be complied with by it under this Agreement, in each case, such that the failure to so comply or the becoming untrue or incorrect would reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

7.8 Litigation. Each party hereto shall promptly notify the other parties of any action, suit, proceeding or investigation that shall be instituted or threatened in writing against such party to restrain, prohibit or otherwise challenge the legality of or seek damages in connection with this Agreement or any Transaction. Each party hereto shall promptly notify the others of any action, suit, proceeding or investigation that is instituted or threatened in writing against the Company, any of the Company Subsidiaries, Purchaser or Parent, as the case may be, that would have been listed in Section 4.9 of the Disclosure Schedule or Section 5.6 of the Parent Disclosure Schedule, as the case may be, if such action, suit, proceeding or investigation had arisen prior to the date hereof. The Company shall give Parent the opportunity to participate at Parent’s expense in (but not control) the defense or settlement of any stockholder litigation or claims against the Company or any of its directors relating to the Offer or the Merger, in each case which seek to prohibit or restrain the transactions contemplated hereby. The Company shall not settle or make an offer to settle any litigation against the Company or any director by any stockholder relating to this Agreement, the Offer or the Merger, without the prior written consent of Parent.

7.9 Consents and Approvals.

(a) The parties hereto shall cooperate with each other and, subject to the terms and conditions of this Agreement, each use its reasonable best efforts to promptly (x) prepare and file all necessary documentation and (y) effect all applications, notices, petitions and filings (including, to the extent necessary, any notification required by the HSR Act, as more specifically addressed in Section 7.10) and (z) obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are reasonably deemed necessary or advisable to consummate the Transactions. The Company shall also use its reasonable best efforts to obtain all consents required to be listed on Section 4.5(a) of the Disclosure Schedule. The parties hereto shall consult with each other with respect to the obtaining of all such permits, consents, approvals and authorizations, and each party will keep the other apprised of the status of matters relating to completion of the Transactions. Parent and the Company shall each, subject to the terms and conditions of this Agreement, use its reasonable best efforts to resolve any objections that may be asserted by any Governmental Authority with respect to this Agreement or the Transactions. Parent and the Company, with respect to any threatened or pending preliminary or permanent injunction or other Order or Law that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, shall use reasonable best efforts to prevent the entry, enactment or promulgation thereof, as the case may be.

(b) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of any of the Transactions relating to any such consent or approval.

(c) This Section 7.9 is subject to, in all respects, the provisions of Section 7.10(b) below.

7.10 HSR Act Filing and International Antitrust Notifications.

(a) As promptly as possible after the date of this Agreement, if required by any Law, each of Parent and the Company (i) shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) a pre-merger notification in accordance with the HSR Act with respect to the Offer and the Merger pursuant to this Agreement, and (ii) shall file an antitrust notification in any other jurisdiction if required by any Law. Each of Parent and the Company shall furnish promptly to the FTC, the Antitrust Division and any other requesting Governmental Authority any additional information requested by either of them pursuant to the HSR Act or any other antitrust notification in connection with such filings. To the extent permitted by Law, each of Parent and the Company shall consult in advance and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other antitrust Law. Parent and the Company shall cooperate fully with each other in connection with the making of all such filings or responses. In addition, except as may be prohibited by any Governmental Authority or by any applicable law, each party hereto will permit authorized representatives of the other parties to attend any meeting, communication, or conference with any Governmental Authority in connection with such proceedings under or relating to the HSR Act or any foreign or other antitrust Law.

(b) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent or any of its subsidiaries or affiliates to, and, except with the prior written consent of Parent, the Company shall not take any action to and shall not allow any of the Company Subsidiaries to, consent or proffer to divest, hold separate, or enter into any license or similar Contract with respect to, or agree to restrict the ownership or operation of, any business or assets of Parent, the Company or any of their respective subsidiaries. Notwithstanding anything to the contrary herein, in no event shall Parent or any of its subsidiaries or affiliates be obligated to litigate or participate in the litigation of any Action, whether judicial or administrative, brought by any Governmental Authority or appeal any order (i) challenging or seeking to make illegal, delaying materially or otherwise directly or indirectly restraining or prohibiting the consummation of the Offer or the Merger or seeking to obtain from Parent or any of its subsidiaries any damages in connection therewith, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries, in each case as a result of or in connection with the Offer or the Merger, (iii) seeking, directly or indirectly, to impose or confirm limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Shares or any shares of capital stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, (iv) seeking to require divestiture by

Parent, the Company or any of their respective subsidiaries of any Company Shares or any business or assets of the Company or the Company Subsidiaries or Parent or its subsidiaries, or (v) that would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the Transactions (any of such actions, a “Burdensome Action”).

7.11 Rule 16b-3. Prior to the Acceptance Time, (i) Parent shall take such actions as may be required to cause the transactions contemplated by Section 3.7 with respect to the assumption and conversion of any Company Stock Options, Company RSUs or other convertible securities by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and (ii) the Company shall take such actions as may be required to cause the transactions contemplated by Section 3.7 and any other dispositions of equity securities of the Company by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.12 Delisting. Each party hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to (i) delist the Company Common Stock from the Nasdaq Stock Market LLC and (ii) to terminate the registration of the Company Common Stock under the Exchange Act; provided, that such delisting or termination shall not be effective until after the Effective Time.

7.13 Further Assurances. Each of the parties to this Agreement shall use its reasonable best efforts to effect the Transactions. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of this Agreement and the Transactions. To the extent permitted by applicable Law, the Company hereby agrees to (and hereby agrees to cause the Company Subsidiaries and the Representatives of the Company and the Company Subsidiaries to), (i) cooperate with any marketing efforts of Parent in connection with, or otherwise related to, the Transactions, including using reasonable best efforts to cause its Representatives to be available during normal working hours and upon reasonable notice, to participate in meetings, presentations and due diligence sessions, (ii) assist with the preparation of materials for any meetings or presentations in connection with, or otherwise related to, the Transactions, (iii) provide to Parent and Purchaser, and use reasonable best efforts to cause the Representatives of the Company and the Company Subsidiaries to provide, all financial information regarding the Company and the Company Subsidiaries that Parent and Purchaser may reasonably request, including unaudited and audited balance sheets and related statements of income and cash flows and information reasonably required to assist in the preparation of pro forma financial statements by Parent and Purchaser and (iv) provide all documentation and other information that Parent and Purchaser may reasonably request to permit the consummation of the Transactions. The Company agrees to provide, and to cause the Company Subsidiaries to provide, any items requested and set forth in clauses (i), (ii) and (iii) no later than fifteen (15) days prior to the Acceptance Time to the extent practicable and to the extent that reasonable prior notice of such request shall have been provided by Parent and Purchaser.

7.14 Public Announcements. No press release or public announcement, statement or disclosure concerning the Offer, the Merger or any other Transaction shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except (x) as such release or announcement may be required by Law, including the rules or regulations of any U.S. or non-U.S. securities exchange, in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, and (y) in connection with any actions by the Company or the Company Board permitted by Section 7.3(c).

7.15 FIRPTA Certificate. At or prior to Closing, the Company shall deliver to Parent a certificate substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(c)(3)(i) that interests in the Company are not United States real property interests.

7.16 Obligations of Purchaser. Parent shall take all action necessary to cause Purchaser and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

7.17 Financing Cooperation.

(a) Parent and Purchaser shall use their respective reasonable best efforts to cause to be taken all actions necessary to obtain the Financing on the terms and subject to the conditions described in the Commitment Letter, including using their respective reasonable best efforts to: (i) maintain in effect the Commitment Letter and negotiate and enter into definitive agreements with respect to the Financing (A) on the terms and subject to the conditions reflected in the Commitment Letter or (B) on other terms that are acceptable to Parent and Purchaser and would not materially and adversely impact the ability of Parent and Purchaser to consummate the transactions contemplated by this Agreement without delay; (ii) comply without delay with all covenants, and satisfy without delay all conditions, required to be complied with or satisfied by Parent or Purchaser in the Commitment Letter and in such definitive agreements; (iii) cause the Financing to be consummated at such time or from time to time as is necessary for Parent and Purchaser to satisfy their respective obligations under this Agreement; (iv) pay any and all commitment or other fees in a timely manner that become payable by Parent or Purchaser under the Commitment Letter following the date of this Agreement, to the extent that the failure to pay such fees would be reasonably expected to adversely impact the availability of the financing thereunder; provided, however, notwithstanding anything to the contrary contained in this Agreement, Parent and Purchaser shall not be required to, and Parent and Purchaser shall not be required to cause any other person to, commence, participate in, pursue or defend any Action against or involving any of the persons that have committed to provide any portion of, or otherwise with respect to, the Financing. In the event any portion of the Financing becomes or would reasonably be expect to become unavailable on the terms and conditions contemplated in the Commitment Letter for any reason or the Commitment Letter shall be terminated or modified in a manner materially adverse to Parent or Purchaser for any reason, Parent and Purchaser shall promptly so notify the Company, and shall use their respective reasonable best efforts to obtain, as promptly as practicable, and in no event later than the Outside Date, from the same and/or alternative financing sources alternative financing on terms not materially less favorable to Parent and Purchaser than the terms of the Financing in an amount equal to the lesser of (i) an amount sufficient to consummate the Offer and the Merger and the other Transactions contemplated by this Agreement (after taking into consideration the funds otherwise available to Parent and Purchaser), and (ii) the amount of financing that was contemplated by the Commitment Letter on the date of this Agreement. In the event any alternative or substitute financing is obtained by Parent and Purchaser in accordance with the terms of this Section 7.17(a) (the “Alternative Financing”), references in this Agreement to the Financing (including, for avoidance of doubt, the references in this Section 7.17 and Section 1.1, but excluding references in Section 5.4 shall be deemed to refer to the Alternative Financing, and if a new financing commitment letter is entered into in connection with such Alternative Financing (the “New Commitment Letter”), references in this Agreement to the Commitment Letter (including, for avoidance of doubt, the references in this Section 7.17, but excluding the references in Section 5.4 and clause (ii) of the preceding sentence) shall be deemed to refer to the New Commitment Letter. Parent and Purchaser will provide the Company with a copy of any New Commitment Letter obtained by Parent or Purchaser in connection with an Alternative Financing as promptly as practicable following the execution thereof.

(b) Parent shall keep the Company reasonably informed with respect to all material activity concerning the status of the Financing, including the status of Parent’s and Purchaser’s efforts to comply with their respective covenants under, and satisfy the conditions contemplated by, the Commitment Letter and shall give the Company prompt notice of any event or change that would reasonably be expected to materially and adversely affect the ability of Parent or Purchaser to consummate the Financing. Neither Parent nor Purchaser shall, without the prior written consent of the Company, amend, supplement or otherwise modify, or grant any waivers under, the Commitment Letter in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) that would: (A) expand in any material respect, or amend, supplement or otherwise modify in a manner materially adverse to Parent and Purchaser, the conditions to the Financing set forth in the Commitment Letter; (B) prevent or materially impair or delay the consummation of the Transactions contemplated by this Agreement; or (C) subject to Parent’s and Purchaser’s right to obtain substitute financing set forth in Section 7.17(a), reduce the aggregate amount of financing set forth in the Commitment Letter to an amount below the amount needed (in combination with all funds held by or otherwise available to Parent and Purchaser) to consummate the Transactions contemplated by this Agreement. Parent shall not release or consent to the termination of the obligations of the lenders under the Commitment Letter, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Commitment Letter in a manner that would not reasonably be expected to materially and adversely affect the ability of Parent or Purchaser to consummate the Financing without delay.

(c) The Company shall provide, and shall cause the Company Subsidiaries and the representatives of the Company and the Company Subsidiaries to provide, at Parent’s sole cost and expense, all reasonable cooperation in connection with the arrangement of the Financing as may be requested by Parent or Purchaser and that is necessary or customary or desirable in connection with Parent’s and Purchaser’s efforts to obtain the Financing, including (i) participation by senior management in meetings, drafting sessions and due diligence sessions at times and in locations reasonably acceptable to the Company, (ii) furnishing Parent and Purchaser and their representatives with all financial and other material information of the

Company and the Company Subsidiaries, including all information contemplated by the Commitment Letter to be delivered after the date of this Agreement, as is necessary or customary in connection with the Financing, in each case, as and when it becomes available; (iii) assisting Parent and its Financing Sources in the preparation of syndication documents and materials, information memoranda, lender presentations and similar documents and materials, in connection with the Financing, including providing customary authorization letters related thereto, (iv) assisting in the preparation of definitive financing documents, as may be reasonably requested by Parent, (v) facilitating the pledging of collateral for the Financing, (vi) using commercially reasonably efforts to obtain such consents, approvals, authorizations and instruments which may be reasonably requested by Parent in connection with the Financing and collateral arrangements, including, without limitation, customary payoff letters, releases of liens, instruments of termination or discharge, legal opinions, surveys and title insurance, (vii) using commercially reasonable efforts to ensure that the syndication efforts for the Financing benefit materially from the Company’s existing lending and banking relationships, (viii) using commercially reasonable efforts in assisting Parent and Purchaser in their efforts to obtain corporate credit or family ratings of Parent; (ix) as promptly as practicable after request thereof, furnishing the Financing Sources with reasonable documents or other information requested by the Financing Sources relating to the Company or the Company Subsidiaries required by bank regulatory authorities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2011, and (x) facilitating the consummation of the Financing, including cooperating with Parent to satisfy the conditions precedent to the Financing to the extent within the control of the Company and the Company Subsidiaries, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent or Purchaser to permit the consummation of the Financing; provided that neither the Company nor any Company Subsidiary shall be required to pay any commitment or any other fee in connection with the Financing. Without limiting the generality of the foregoing, the Company shall ensure that all financial and other projections concerning the Company and the Company Subsidiaries that are made available to Parent and Purchaser after the date of this Agreement are prepared in good faith. The Company agrees to use commercially reasonable efforts to provide, and to cause its Company Subsidiaries to provide, any items requested and set forth in clauses (i), (ii) and (iii) above no later than fifteen (15) days prior to the initial Expiration Date to the extent practicable and to the extent that reasonable prior notice of such request shall have been provided by Parent and Purchaser. The Company consents to the use of its logos in connection with the Financing.

(d) Any breach of the Commitment Letter, any definitive agreement with respect to the Financing, any commitment letter with respect to the Alternative Financing or any definitive agreement with respect to any Alternative Financing by Parent, in each case that materially and adversely affects the ability of Parent or Purchaser to obtain the Financing, shall be deemed a breach by Parent of this Section 7.17. Each of Parent and Purchaser acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing, nor the completion of any issuance of securities contemplated by the Financing or any Alternative Financing, is a condition to the consummation of the Offer or the Merger, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independent of the availability of the Financing or any Alternative Financing, or the completion of any such issuance, subject to the Tender Offer Conditions and the applicable conditions set forth in Section 8.1. Parent and Purchaser acknowledge and agree that the Company and its affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to any person under, any financing that Parent and Purchaser may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 7.17 and that, except in cases involving fraud or intentional misrepresentation on the part of the Company or any of its affiliates or any of its or their respective Representatives, Parent and Purchaser shall, on a joint and several basis, indemnify and hold harmless the Company and its affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any Action against any of such parties arising out of any acts performed by the Company or a Company Subsidiary at Parent’s or Purchaser’s request under this Section 7.17. Notwithstanding anything herein to the contrary, the Company (and any of its shareholders, partners, members, affiliates, directors, officers, employees or agents) shall not have any rights or claims against any Financing Source in connection with this Agreement or the Commitment Letter, whether at law or equity, in contract, in tort or otherwise.

8. Conditions to the Merger.

8.1 Conditions to the Merger. The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, executive order or decree, judgment, injunction, ruling, writ, award, determination or other order, whether temporary, preliminary or permanent (collectively, “Order”), that is then in effect and has the effect of preventing or prohibiting consummation of the Merger; provided, however, that each of the parties hereto shall use their reasonable best efforts to have any such Order vacated;

(b) Offer. Purchaser or its permitted assignee shall have accepted for payment all Company Shares validly tendered and not withdrawn pursuant to the Offer.

9. Termination.

9.1 Termination. This Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Acceptance Time, notwithstanding any requisite approval of this Agreement and the Transactions by the stockholders of the Company:

(a) By mutual written consent of Parent and the Company; or

(b) By either Parent, Purchaser or the Company, if:

(i) the Acceptance Time shall not have occurred on or before July 17, 2015 (the “Outside Date” ); provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the substantial or primary cause of, or resulted in, the failure of such acceptance to occur on or before such date; or,

(ii) the Offer (as it may have been extended pursuant to Section 2.1(d)) expires as a result of the non-satisfaction of one or more Tender Offer Conditions in a circumstance where Purchaser has no further obligation to extend the Offer pursuant to Section 2.1(d); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the substantial or primary cause of, or resulted in, the non-satisfaction of any Tender Offer Conditions or the termination or withdrawal of the Offer pursuant to its terms without any Company Shares being purchased;

(iii) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that (x) makes acceptance for payment of, or payment for, the Company Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited, or (y) enjoins Purchaser from accepting for payment, or paying for, the Company Shares pursuant to the Offer or Parent and the Company from consummating the Merger, and, in each case, such order, injunction, judgment, judicial decision, decree or ruling or Law shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such Order avoided or lifted; or

(c) By either Parent or Purchaser, if there is an inaccuracy in the Company’s representations herein, or a breach by the Company of its covenants herein, in either case such that the events set forth in Sections (iii)(d) or (iii)(e) of Annex A shall have occurred; provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date the Company is notified in writing by Parent of such breach, Parent and Purchaser may not terminate the Agreement pursuant to this Section 9.1(c) (x) prior to such date if the Company is taking reasonable efforts to cure such breach or inaccuracy or (y) following such date if such inaccuracy or breach is cured at or prior to such date; or

(d) By either Parent or Purchaser, if following the execution and delivery of this Agreement, there shall have occurred a Material Adverse Effect that is continuing (whether or not events or circumstances occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Material Adverse Effect); or

(e) By either Parent or Purchaser, if any of the following shall have occurred: (i) the Company Board or any committee thereof shall have made a Change in Recommendation; (ii) the Company Board shall have failed to reconfirm the Company Board Recommendation, without any conditions attached thereto, within five (5) business days after the commencement of a tender or exchange offer or public announcement or public notice of an Acquisition Proposal from a Third Party after written request from Parent to do so; or (iii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents (it being agreed that the delivery of a Notice of Designated Superior Proposal and any amendment or update to such notice and the determination to so deliver such notice, update or amendment and public disclosure with respect thereto shall not, by itself, give rise to a right for Parent to terminate this Agreement); or

(f) By the Company, if there is an inaccuracy in the Parent’s or Purchasers representations herein, or a breach by Parent or Purchaser of its covenants herein, in either case that would reasonably be expected to be materially adverse to the Parent’s or Purchaser’s ability to purchase and pay for the Company Shares (assuming all Company Shares were validly tendered and not withdrawn pursuant to the Offer); provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date Parent is notified in writing by the Company of such breach, the Company may not terminate the Agreement pursuant to this Section 9.1(f) (x) prior to such date if Parent and Purchaser are taking reasonable efforts to cure such breach or inaccuracy and (y) following such date if such inaccuracy or breach is cured at or prior to such date; or

(g) By the Company in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.3; provided, however, that in the event of any termination of this Agreement by the Company pursuant to this Section 9.1(g) the Company shall pay to Parent the Termination Fee payable under Section 9.3(a)(iii) concurrently with such termination. Any purported termination pursuant to this Section 9.1(g) that is not in strict compliance with the requirements of this Section 9.1(g) shall be null and void and of no effect.

9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability on the part of Parent, Purchaser, the Company or their respective officers, directors, stockholders, or affiliates; provided, that, (a) Section 7.2(b) (Confidentiality), Section 7.14 (Public Announcements), Section 9.3 (Fees), Section 10 (General Provisions) and this Section 9.2 shall remain in full force and effect and survive any termination of this Agreement, and (b) such termination shall not relieve any party from liability for any fraud or willful breach of its representations or warranties or covenants hereunder. A termination of this Agreement shall not cause a termination of the Confidentiality Agreement or any other agreement between the parties.

9.3 Fees.

(a) In the event that this Agreement is terminated:

(i) by Parent, Purchaser or the Company pursuant to Section 9.1(b)(i) or 9.1(b)(ii) and (x) an Acquisition Proposal by a Third Party shall have been publicly announced after the date hereof and prior to such termination and (y) within 12 months after such termination (A) the Company enters into a definitive agreement with respect to an Acquisition Proposal or (B) an Acquisition Proposal is consummated (with all references to 20% in the definition thereof being treated as references to 50.1% for purposes of this Section 9.3(a));

(ii) by Parent or Purchaser pursuant to Section 9.1(e); or

(iii) by the Company pursuant to Section 9.1(g);

then, in any such event, the Company shall pay Parent the Termination Fee, which amount shall be payable by wire transfer of immediately available funds. The Termination Fee shall be paid

(x) in the circumstances described in clauses (i) or (ii) above, promptly (but in no event later than one (1) business day) following the first to occur of the events giving rise to the obligation to make such payment and (y) in the circumstances described in clause (iii) above, concurrently with and as a condition to the termination. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.

(b) Subject to Section 9.3(c) below, all costs and expenses incurred in connection with this Agreement, the Support Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

(c) If this Agreement is terminated by Parent pursuant to Section 9.1(c) and neither Parent nor Purchaser is in material breach of their respective agreements contained in this Agreement or their respective representations and warranties contained in this Agreement, the Company shall reimburse each of Parent and Purchaser and their affiliates for all out-of-pocket expenses and fees (including fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions and all fees and expenses of counsel, accountants, experts and consultants to Parent and Purchaser, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the Transactions, including the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Parent or Purchaser in connection with the negotiation, preparation, execution and performance of this Agreement, the structuring and financing of the Transactions and any financing commitments or agreements relating thereto in an amount not to exceed Three Million Five Hundred Thousand Dollars ($3,500,000) (all the foregoing being referred to herein collectively as the “Expenses”). The Expenses shall be paid by wire transfer of immediately available funds promptly following submission of statements therefore. Such payment shall be in addition to, and not in lieu of, all rights and remedies Parent and Purchaser may have in such circumstances under this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, each of Parent and Purchaser acknowledges and agrees on behalf of itself and its affiliates that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Company acknowledges and hereby agrees that the provisions of this Section 9.3 are an integral part of the Transactions, and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company shall fail to pay the Termination Fee when due, the term “Termination Fee” shall be deemed to include the costs and expenses incurred or accrued by Parent and Purchaser (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A. from time to time, in the City of New York, as such bank’s Base Rate plus 5%. Similarly, if the

Company shall fail to pay the Expenses when due, the term “Expenses”, as applicable, shall be deemed to include the costs and expenses incurred or accrued by Parent and Purchaser (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Expenses, commencing on the date that the Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A. from time to time, in the City of New York, as such bank’s Base Rate plus 5%.

(e) Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto expressly acknowledges and agrees that Parent’s right to receive payment of the Termination Fee pursuant to this Section 9.3, in circumstances in which the Termination Fee is payable, shall constitute the sole and exclusive remedy of Parent and Purchaser and their respective affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, trustees, officers, employees, agents or affiliates (the “Parent Related Parties”) against the Company and the Company Subsidiaries and their respective affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement (including in respect of any breach, whether or not willful and intentional, of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the Transactions in such circumstances, and upon payment of the Termination Fee to Parent pursuant to this Section 9.3, none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the Transactions.

10. General Provisions.

10.1 No Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Purchaser contained in this Agreement shall terminate at the Effective Time.

10.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if sent by email (notice deemed given upon receipt of electronic receipt by sender from recipient), delivered personally (notice deemed given upon receipt), sent by a nationally recognized overnight courier service such as Federal Express (notice deemed given upon receipt of proof of delivery) or mailed by registered or certified mail, return receipt requested (notice deemed given upon receipt) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

if to Parent or Purchaser:

Microsemi Corporation

One Enterprise

Aliso Viejo, CA 92656

Email: to be provided the Company supplementally by Parent

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Facsimile No: (650) 473-2601

Email: wlazarow@omm.com

Attention: Warren Lazarow, Esq.

if to the Company:

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

Email: to be provided to Parent supplementally by the Company

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

Facsimile No:	(818) 444-4520
E mail:	jmcilvery@stubbsalderton.com
jfriedman@stubbsalderton.com
Attention:	John McIlvery
Jonathan Friedman

10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.4 Entire Agreement; Assignment. This Agreement, the Support Agreement, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Purchaser may assign all or any of their rights hereunder to any wholly owned Subsidiary of Parent so long as Parent and Purchaser remain liable for all of the obligations contemplated under this Agreement.

10.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than, (i) following the Acceptance Time, the rights of holders of Company Shares to receive payment for the Company Shares validly tendered and accepted for payment in the Offer or converted into cash pursuant to the Merger and the rights of holders of Company Stock Options and other convertible securities to receive payment pursuant to Section 3.7, and (ii) after the Acceptance Time, Section 7.5 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that the Financing Sources are intended third party beneficiaries of Sections 7.17, 10.5, 10.7, 10.8 and 10.10 hereof.

10.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms hereof, in addition to any other remedy at law or equity.

10.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Delaware Court of Chancery, or if no such state court has proper jurisdiction, then the Federal courts located in the State of Delaware (collectively, the “Delaware Courts”). The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Notwithstanding anything herein to the contrary, each of the parties agrees hereto agrees that it will not bring or support any Action, cause of Action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against a Financing Source in any way relating to this Agreement or any of the Transactions contemplated by this Agreement, including but not limited to any dispute arising out of or reliant in any way to the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof).

10.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING ANY LITIGATION AGAINST ANY FINANCING SOURCE ARISING OUT OF THIS AGREEMENT OR THE COMMITMENT LETTER. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.8.

10.9 General Interpretation.

(a) The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(c) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(e) The phrase “made available to Parent” when used herein, shall mean that the subject documents were uploaded to the electronic data room maintained by the Company prior to the execution of this Agreement or were otherwise provided to Parent.

(f) The phrase “prevent the consummation of the Offer or the Merger” and any similar phrase used herein shall expressly not include any stockholder litigation, derivative or similar litigation arising out of or in connection with or relating to this Agreement and the transactions contemplated hereby, including any such litigation which seeks an injunction, restraining order or other equitable relief.

10.10 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, that, in the event that this Agreement has been adopted by the stockholders of the Company in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of the stockholders of the Company under Delaware Law or the rules of the Nasdaq Stock Market LLC, without such approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Notwithstanding anything to the contrary contained herein, Section 7.17, Section 10.5, Section 10.7, Section 10.8 and this Section 10.10 may not be amended, modified, waived or terminated in a manner that adversely affects in any respect the Financing Sources without the prior written consent of the agent under the Financing (or, if applicable, the Alternative Financing).

10.11 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

10.12 Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MICROSEMI CORPORATION

By:	/s/ James J. Peterson

Name:	James J. Peterson

Title:	Chairman of the Board and Chief Executive Officer

LLIU100 ACQUISITION CORP.

By:	/s/ Steven G. Litchfield

Name:	Steven G. Litchfield

Title:	President, Chief Executive Officer

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ Christopher R. Gardner

Name:	Christopher R. Gardner

Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Conditions to the Offer

Notwithstanding any other provision of the Offer, but subject to the terms of this Agreement and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time pursuant to the terms of this Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Company Shares tendered pursuant to the Offer if:

(i) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied (and such Minimum Condition shall not be waived or amended by Parent or Purchaser),

(ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or any other required consents or approvals of any Governmental Authority of competent jurisdiction the absence of which would reasonably be expected to dilute materially the anticipated benefits to Parent of the Transaction, shall not have expired, been obtained or been terminated, as the case may be, prior to the expiration of the Offer, or

(iii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

(a) there shall have been instituted any Action, which is pending, by any Governmental Authority of competent jurisdiction:

(i) challenging or seeking to make illegal or otherwise, directly or indirectly, restrain or prohibit, the acceptance for payment, payment for or purchase of any Company Shares by Parent or Purchaser, or the consummation of the Offer or the Merger;

(ii) seeking, in connection with the Transactions, to require Company, Parent or Purchaser to take a Burdensome Action;

(iii) seeking to impose or confirm any material limitation on the ability of Parent or Purchaser to acquire, hold or exercise effectively full rights of ownership of any Company Shares, including the right to vote any Company Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders;

(iv) seeking to require divestiture by Parent or Purchaser of any Company Shares; or

(v) that otherwise (individually or in the aggregate with all other such Actions) would have, or would reasonably be expected to have, a Material Adverse Effect;

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(b) there shall have been any action taken, or any Law enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) the Offer or the Merger, in each case by any Governmental Authority of competent jurisdiction, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clause (a) above;

(c) any Effect since the date hereof shall have occurred that has had, or is reasonably likely to have, a Material Adverse Effect, and such Effect shall be continuing;

(d) (A) any representation or warranty of the Company set forth in this Agreement, other than Sections 4.3(b)(i), 4.3(b)(iv), 4.3(b)(v), 4.3(b)(vi) and 4.3(b)(vii), 4.3(c), 4.4(a) and 4.4(b), shall not be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) as of immediately prior to the expiration of the Offer as though made on or as of such date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and correct as of such date or with respect to such period), except, in each case, where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (B) any representation or warranty of the Company set forth in Section 4.3(b)(i), 4.3(b)(iv), 4.3(b)(v), 4.3(b)(vi) or 4.3(b)(vii), or 4.3(c) shall not be true and correct in all material respects as of the date of such representation and warranty (which for purposes hereof shall be deemed satisfied, and such representations and warranties shall be deemed true and correct in all material respects, so long as any inaccuracy or combination of inaccuracies in such representations and warranties does not result, in aggregate, in an increase in the aggregate consideration otherwise payable by Purchaser in the Offer and the Merger by more than $350,000), and (C) any representation or warranty of the Company set forth in Section 4.4(a) or 4.4(b) shall not be true and correct in all respects as of immediately prior to the expiration of the Offer as though made on or as of such date;

(e) the Company shall have failed to comply with or perform in any material respect any covenants, obligations or agreements of the Company under this Agreement and such failure shall not have been cured; provided, however, that following any extension of the Offer by Purchaser pursuant to Section 2.1(i), the Tender Offer Condition contemplated by this clause (e) shall be deemed to have been satisfied so long as the Company shall not have engaged in an Intentional Breach of any of its covenants, obligations or agreements under this Agreement required to be performed prior to the expiration of the Offer and such Intentional Breach shall not have been cured;

(f) the Company shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by any of the Company’s chairman of the board of directors or its chief executive officer or such other officer serving in such capacity to the effect that the conditions set forth in clauses (d) and (e) of this Annex A shall not have occurred; or

(g) the Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated in accordance with the terms of the Agreement.

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The foregoing conditions are for the sole benefit of Purchaser and Parent and subject to the terms of the Agreement and rules and regulations of the SEC, may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion, provided, that the Minimum Condition may not be waived, in each case, subject to the terms of the Agreement and the rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

For purposes of this Agreement, there shall be deemed to be an “Intentional Breach” by the Company of a covenant, obligation or agreement under this Agreement only if: (i) such covenant, obligation or agreement is material to Parent and Purchaser; (ii) the Company shall have willfully breached such covenant, obligation or agreement; and (iii) the Company employee or representative taking the action, failing to take the action, or authorizing (or failing to authorize) the action, as the case may be, giving rise to the breach of such covenant, obligation or agreement shall have had actual knowledge, at the time of the Company’s breach of such covenant, obligation or agreement, that such action (or failure to act) was a breach of such covenant, obligation or agreement under this Agreement.

The capitalized terms used in this Annex A shall have the meanings set forth in the Agreement to which it is attached.

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